5/21

08002747

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GMO Internet

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 27 2008 E
THOMSON REUTERS

FILE NO. 82- 34950 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/22/08

Fiscal Year 2007 Financial Statement

February 14, 2008

AR/S 12-31-07

Name of Listed Company: GMO Internet, Inc.
Exchange Listing: Tokyo Stock Exchange, First Section Stock Code: 9449 URL: http://www.gmo.jp/en
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director Contact Number: +81-3-5456-2555
Date of Annual General Shareholders Meeting: March 27, 2008
Date of Annual Report Release: March 28, 2008 (figures rounded down to the nearest million yen)

1. Consolidated Financial Results for the Fiscal Year Ended December 2007 (01.01.2007 – 12.31.2007)

(1) Consolidated Operating Results (percentages shown represent YOY % change)

	Sales		Operating Profit		Ordinary Profit		Net Profit	
	¥ millions	%	¥ millions	%	¥ millions	%	¥ millions	%
FY Ended 12/2007	46,315	-8.9	-8,922	—	-9,666	—	-17,598	—
FY Ended 12/2006	50,842	36.6	4,271	-1.9	3,992	-2.7	-12,099	—

	Net Profit per Share	Net Profit per Share (Diluted)	Ratio of Shareholders' Equity to Net Profit	Ratio of Total Assets to Ordinary Profit	Ratio of Sales to Operating Profit
	¥	¥	%	%	%
FY Ended 12/2007	-231.72	—	-217.6	-10.3	-19.3
FY Ended 12/2006	-194.81	—	-87.7	3.4	8.4

(Reference) Earnings/Loss on Equity
Method Investment: FY Ended 12/2007: ¥0 million FY Ended 12/2006: ¥0 million

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Shareholders' Equity Ratio	Shareholders' Equity per Share
	¥ millions	¥ millions	%	¥
FY Ended 12/2007	40,620	12,057	12.0	48.41
FY Ended 12/2006	146,279	19,528	7.7	156.79

(Reference) Shareholders' Equity
FY Ended 12/2007: ¥4,864,000,000 FY Ended 12/2006: ¥11,309,000,000

(3) Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Equivalents End of Term Balance
	¥ millions	¥ millions	¥ millions	¥ millions
FY Ended 12/2007	8,740	-1,812	-20,838	19,303
FY Ended 12/2006	4,544	-3,400	7,995	33,180

2. Dividends

	Dividend per Share					Total Dividends Paid (Full Term)	Payout Ratio (Consolidated)	Ratio of Dividends to Total Assets (Consolidated)
Date of Record	End of 1st Quarter	End of Interim	End of 3rd Quarter	End of Term	Full Year			
	¥	¥	¥	¥	¥	¥ millions	%	%
FY Ended 12/2006	—	3.00	—	—	3.00	186	—	2.9
FY Ended 12/2007	—	—	—	—	—	—	—	—
FY Ended 12/2008 (tentative)	—	—	—	—	—	—	—	—

3. Consolidated Results Forecast for the Year Ending December 2008 (01.01.2008 – 12.31.2008)

(Full year % represents previous term comparison; Interim % represents YOY % change)

	Sales		Operating Profit		Ordinary Profit		Net Profit		Net Profit per Share
	¥ millions	%	¥ millions	%	¥ millions	%	¥ millions	%	¥
Interim Term	17,000	-43.4	1,900	—	1,600	—	400	—	3.98
Full Term	36,000	-22.3	4,500	—	4,200	—	1,700	—	16.91

4. Other

(1) Significant changes in subsidiaries in the current term (transfer of a subsidiary resulting in change in scope of consolidation): yes

(Three (3) companies excluded from consolidation: GMO Internet Securities Inc [now Click Securities Inc.], GMO NetCard Inc. [now NetCard Inc.], and MIKI-SHOJI Co. Ltd.)

(Please refer to "The Corporate Group" on page 13 for details.)

(2) Changes to accounting principles, procedures, and representation

i) Changes resulting from revisions to accounting standards: yes

ii) Changes other than those specified above: yes

(3) No. of outstanding shares (common shares)

i)	No. of outstanding shares at end of term (including treasury shares)	FY Ended 12/2007:	100,484,441	FY Ended 12/2006:	72,128,378
ii)	No. of treasury shares	FY Ended 12/2007:	1,048	FY Ended 12/2006:	784

(Please refer to "Per Share Data" on page 45 for the number of shares on which calculation of net profit per share is based)

(Reference) Outline of Non-Consolidated Financial Results

1. Non-Consolidated Financial Results for the Year Ended December 2007 (01.01.2007 – 12.31.2007)

(1) Non-Consolidated Operating Results (percentages shown represent YOY % change)

	Sales		Operating Profit		Ordinary Profit		Net Profit	
	¥ millions	%	¥ millions	%	¥ millions	%	¥ millions	%
FY Ended 12/2007	12,933	6.6	1,314	10.7	1,106	-40.8	-25,625	–
FY Ended 12/2006	12,133	22.3	1,188	13.6	1,867	18.2	-3,891	–

	Net Profit per Share	Net Profit per Share (Diluted)
	¥	¥
FY Ended 12/2007	-337.42	–
FY Ended 12/2006	-62.66	–

(2) Non-Consolidated Financial Condition

	Total Assets	Net Assets	Shareholders' Equity Ratio	Net Assets Per Share
	¥ millions	¥ millions	%	¥
FY Ended 12/2007	21,127	1,291	6.1	12.84
FY Ended 12/2006	54,835	16,001	29.2	221.85

(Reference) Shareholders' Equity

FY Ended 12/2007: ¥1,291,000,000 FY Ended 12/2006:¥16,001,000,000

2. Non-Consolidated Results Forecast for the Year Ending December 2008 (01.01.2008 – 12.31.2008)

(Full year % represents previous term comparison; Interim % represents YOY % change)

	Sales		Operating Profit		Ordinary Profit		Net Profit		Net Profit per Share
	¥ millions	%	¥ millions	%	¥ millions	%	¥ millions	%	¥
Interim	6,700	1.7	600	-23.9	500	-32.3	500	–	4.97
Full Term	13,500	4.4	1,600	21.7	1,500	35.6	1,500	–	14.92

* Note regarding the appropriate use of results forecasts and other items

The above projections are based on information currently available including factors that are largely indeterminable. Actual results may vary from projected figures as a result of changes in business conditions.

1. Operating Results

(1) Operating Results Analysis
The following information pertains to the company's financial results in the current consolidated fiscal year (01.01.2007 – 12.31.2007)

General Business Conditions
In the current consolidated fiscal term the Japanese economy continued to expand at a moderate pace. However the sub prime loan crisis in the US has thrown worldwide finance and capital markets into confusion and it is not yet clear what impact this will have on the Japanese economy. In the Internet market, the arena in which the company operates the number of broadband service users reached 32.14 million at the end of September 2007. The Internet is now firmly established and Internet use continues to grow.
Under these conditions the company resolved to withdraw completely from the loans and credit business due to growing uncertainty in the industry environment associated with interest repayment claim risks and other factors. Further, we have made a conservative allocation to the allowance for doubtful debt for the entire amount of loans extended to former subsidiary (excluded at the end of the interime term) NetCard, Inc. (formerly GMO NetCard,Inc.), and a repayment liability incurred as a result of repayments made on behalf of NetCard in the capacity of joint guarantor. This move marks the completion of loss disposal relating to the loans and credit business, and as of the next term, no further losses will be incurred. Shareholders' equity suffered temporary damage as a result of the complete withdrawal from the loans and credit business and an allocation to the allowance for doubtful debt following loans to NetCard. For this reason, the company sold all shares in GMO Internet Securities, Inc. (now Click Securities, Inc.), part of it's stake in GMO Hosting & Security, Inc. and investments in securities held by the company. In addition new shares were allocated to third parties (where Yahoo Japan Corporation and CEO of GMO Internet, Masatoshi Kumagai were the subscribers) in order to strengthen capital. The capital increase was made in the form of cash and contributions of real estate.
The sale of GMO Internet Securities has effectively resulted in the groups withdrawal from the securities business and has substantially reduced the scale of the Internet Finance business segment. Going forward management resources are focused on Internet Use Support (Infrastructure) and Internet Advertising Support (Media) and on building synergy between the two business segments.

Consolidated financial results for the current fiscal year were as follows. Sales: ¥46,315,788,000 (8.9% year-on-year decrease) Operating Profit: -¥8,922,854,000 (¥4,271,614,000 in the previous corresponding period) Ordinary Profit: -¥9,666,369,000 (¥3,992,136,000 in the previous corresponding period), and Net Profit: -¥17,598,417,000 (-¥12,099,776,000 in the previous corresponding period).

Segment Report
Internet Use Support (Infrastructure)
In Internet Use Support (Infrastructure), domain registration, web hosting, website development & e-commerce solutions, security, and payment processing, the five major businesses in the segment have continued to perform solidly. E-commerce solutions provider, GMO Solution Partner was established in the current fiscal year in a partnership with Sagawa Express Co. Ltd to further reinforce our sales strength. In the security business, the re-launched GlobalSign brand was operating not only in Japan but also Europe, North America and other global markets.
Domain registrations exceeded 710,000 and this significant business area achieved 22.6% year-on-year growth. In our web hosting business there were over 350,000 customers employong our services. We also saw solid profit growth in the payment processing and web development & e-commerce solutions businesses. Despite a loss of customers in the switch over of Rakuten Market to their own payment processing system, revenues increased in the payment processing business as a result of an increase in merchants in other areas.
Sales in the segment reached ¥18,869,631,000 (11.9% year-on-year increase) however operating profit was down slightly to ¥2,312,798,000 (14.1% year-on-year decrease) as a result of increased operating expenses including a temporary increase in costs due to leading investments into the global expansion of the security business.

Internet Advertising Support (Media)
According to the December 2007 Nielsen/NetRatings monthly survey 22.12 million users Internet Advertising Support (Media) segment services in the month. Putting to use these media assets we are rapidly driving profits up in the Internet media segment. In the current fiscal year GMO Marketing, Inc.

was established in partnership with IOIX Inc. to build long-tail media that provides information catering to the widely diverse search needs of Internet users.
Increased profitability in the Internet media & search media business contributed significantly to Internet Media segment sales of ¥13,594,579,000 (10.6% year-on-year increase) and an operating profit of ¥1,095,046,000 (103.8% year-on-year increase).

Internet Finance
The sale of all shares held in GMO LOAN-CREDIT HOLDINGS, Inc. (now NC LOAN-CREDIT HOLDINGS, Inc.) on August 21, 2007 and the sale of all shares in GMO Internet Securities, Inc. on August 13, 2007 resulted in a major reduction in the Internet Finance business. The sale of the loans and credit business and the securities business occurred at the beginning of the second half of the fiscal year and as such profit and loss in the two businesses will appear in the consolidated profit and loss statements until the end of the first half of the fiscal year. After this time the Internet Finance business will be reported as "other businesses". Due to its reduced significance Internet Finance business information will be cease to be reported as a segment from the next term.
Significant changes in the external environment of the loans and credit business had a major impact on performance results in the first half of the year. Already at the end of the previous term, in accordance with the JICPA (Japan Institute of Certified Public Accounts Report No. 37) report *Auditing and Handling of Reserves for Excess Interest Repayment Losses in the Consumer Finance Industry,* we reserved allowances for interest repayments and doubtful debts. However, in light of industry trends and interest repayments to date we calculated projections of the maximum interest repayment claim and increased the allowance for doubtful debt by ¥10,336,870,000, and the interest repayment allowance by ¥7,284,974,000. In addition a ¥5,890,711,000 goodwill shrinkage loss was recorded as an extraordinary loss following withdrawal from the loans and credit business.
The Internet Finance segment recorded sales of ¥14,166,102,000 (35.9% year-on-year decrease) and an operating profit of -¥12,380,132,000 (¥877,086,000 in the previous corresponding period).

(2) Analysis of Financial Condition

Assets, Liabilities, and Shareholders Equity
Significant changes in the state of assets, liabilities and shareholders' equity on December 31, 2007 and December 31, 2006, are as follows. There has been a major reduction in size of the balance sheet as a result of the withdrawal from the loans and credit business and the securities business.
Within current assets a zero balance was recorded in securities business – deposit, securities business - margin transaction assets, securities business – guarantee deposits, and investments and other assets - long term deposit. In current assets, the allowance for doubtful debt was reduced by ¥12,282,831,000 following a decrease in operating loans. In intangible fixed assets, goodwill decreased ¥18,182,743,000 as a result of amortization and the withdrawal from the loans and credit business. Investments and other assets also declined ¥5,594,438,000 following sale of stock in eBANK Corporation. Investments in real estate, reported from the current quarter (¥4,550,783,000) is a result of a contribution of real estate as investment in kind. Total assets balance was down ¥40,620,227,000 to ¥105,658,916,000.
Also as a result of the withdrawal, a zero balance was recorded in the following current liabilities: securities business - margin trading liability, securities business - deposits received, and the interest repayment reserve. A zero balance was also recorded in the following fixed liabilities for the same reasons; director retirement benefits reserve, interest repayment reserve, and the special law reserve fund. Short term debt stood at ¥43,626,767,000 and long term debt (including current portion of long term debt) decreased by ¥23,267,354,000. This is partly due to repayments made following the sale of assets and also because loans in the loans and credit business have not been included since the exclusion of the loans and credit business from the consolidation. At the end of the current term syndicate loans taken out in violation of financial covenants had been completely repaid through refinancing and other measures. As of December 31, 2007 no loans were held in violation of financial covenants. A decline of ¥98,188,600,000 in liabilities was recorded and the final balance stood at ¥28,562,307,000.
In regard to net assets, there was a decline of ¥17,089,777,000 in earned surplus stemming from the net loss recorded in the current term and an increase in capital and capital surplus of ¥10,565,794,000 following the allocation of new shares to third parties. Shareholders' Equity was down ¥6,524,121,000 to ¥4,805,720,000. Net assets were down ¥7,470,316,000 to ¥12,057,919,000 as a result decreases in shareholders' equity and minority equity.

Cash Flow

In the current fiscal year, consolidated cash flow provided by operating activities increased to ¥8,740,551,000 while cash flow used in investing activities was down to ¥1,812,757,000 and ¥20,838,373,000 was used in financing activities. As a result the balance of consolidated cash and cash equivalents stood at ¥19,303,854,000 at the end of the fiscal year.

The following is a summary of cash flow in the current fiscal year.

Despite recording a net loss before adjustments for tax of ¥17,081,893,000, cash flow provided by operating activities totaled ¥8,740,551,000 (¥4,544,773,000 in the previous corresponding period). This was influenced by factors including ¥5,954,464,000 in shrinkage, a ¥11,723,209,000 increase in allowance for doubtful debt, a ¥6,193,600,000 increase in interest repayments reserves and a ¥7,181,828,000 decrease in operating loans.

Cash flow used in investing activities was ¥1,812,757,000 (¥3,400,688,000 in the previous corresponding period). Income was accrued on the sale of investments in securities at ¥6,418,266,000, however outflows included expenditure of ¥7,750,169,000 related to the acquisition of stock in subsidiaries in the previous fiscal year and expenditure on the execution of loans at ¥7,097,990,000.

Cash flow used in financing activities totaled ¥20,838,373,000 (¥7,995,309,000 was provided by financing activities in the previous corresponding period). This was predominantly due to expenditure of ¥78,437,625,000 on long and short term loan repayments only partially offset by ¥46,400,000,000 in revenue from the collection of long and short term loans, ¥6,327,937,000 in revenue from the issue of stock and ¥5,096,847,000 in revenue from the issue of convertible bonds with equity warrants and other bonds.

Cash Flow Indicators

	Fiscal Year Ended 12/2004	Fiscal Year Ended 12/2005	Fiscal Year Ended 12/2006	Fiscal Year Ended 12/2007
Shareholders' Equity Ratio (%)	47.9	18.5	7.7	12.0
Shareholders' Equity Ratio (Market Value) (%)	817.3	388.8	37.8	92.8
Ratio of Cash Flow to Interest Bearing Liabilities	0.9	—	16.5	2.1
Interest Coverage Ratio (x)	117.7	—	25.1	16.1

3. Qualitative Information - Consolidated Earnings Results Forecasts

Results Forecast

While a loss was incurred in the 2007 fiscal year as a result of an additional allocation of funds to the interest repayment fund, following the pull out of the finance segment (including the loans and credit business), management resources are focused on the Internet Use Support (Infrastructure) and Internet Advertising Support (Media) and in fiscal year 2008 we aim to strengthen and expand our revenue base. Full year group results forecasts are as follows.

(Projections are based on information available at the present time and include judgments based on factors that are largely indeterminable. Actual results may differ from the figures below as a result of changes in the business environment and other factors.)

Consolidated Results Forecast (01.01.2008 – 12.31.2008)

	Fiscal Year Ending December 2008	Percentage Change (Year-on-Year)	Fiscal Year Ended December 2007
	¥ millions	%	¥ millions
Sales	36,000	-22.3	46,315
Operating Profit	4,500	–	-8,922
Ordinary Profit	4,200	–	-9,666
Net Profit	1,700	–	-17,598

Non-Consolidated Results Forecast (01.01.2008 – 12.31.2008)

	Fiscal Year Ending December 2008	Percentage Change (Year-on-Year)	Fiscal Year Ended December 2007
	¥ millions	%	¥ millions
Sales	13,500	4.4	12,933
Operating Profit	1,600	21.7	1,314
Ordinary Profit	1,500	35.6	1,106
Net Profit	1,500	–	-25,625

(Reference 1)

Table: Quarterly Changes by Segment

I Sales by Segment (unit: ¥millions)

		2006 4Q	2007 1Q	2007 2Q	2007 3Q	2007 4Q
Internet Use Support (Infrastructure)						
	Provider (ISP)	536	521	488	472	459
	Domain registration	437	541	555	476	523
	Web hosting	2,043	2,049	2,097	2,102	2,088
	Web development & EC solutions	638	733	688	741	957
	Security	216	288	239	209	223
	Credit card payment processing	450	497	479	449	500
	Other	145	132	105	111	135
	Segment Sales Total	4,467	4,764	4,653	4,562	4,888
Internet Advertising Support (Media)						
	Internet media & search media	1,521	1,694	1,662	1,623	1,731
	Internet advertising agencies	1,764	1,583	1,365	1,352	1,735
	Other	331	279	283	318	371
	Total	3,617	3,557	3,311	3,294	3,839
	Adjustment for internal transactions	(229)	(131)	(105)	(116)	(56)
	Segment Sales Total	3,387	3,426	3,206	3,178	3,783
Internet Advertising Support (Media)						
	Loans and credit	7,077	6,707	6,735	—	—
	Internet securities	132	246	469	—	—
	Other	10	4	0	1	2
	Segment Sales Total	7,220	6,957	7,204	1	2
Adjustment for inter segment transactions		(174)	(88)	(94)	(57)	(73)
Consolidated Sales		14,901	15,059	14,970	7,685	8,601

II Operating Profit by Segment (unit: ¥millions)

	2006 4Q	2007 1Q	2007 2Q	2007 3Q	2007 4Q
Internet Use Support (Infrastructure)	671	793	500	466	551
Internet Advertising Support (Media)	200	314	220	260	299
Internet Finance	796	815	-13,166	-14	-14
Sub total	1,668	1,923	-12,445	713	836
Adjustment for inter segment transactions	56	19	6	13	10
Consolidated Operating Profit	1,724	1,943	-12,438	726	846

(Reference 2)

Changes in Operating Results and Financial Condition by Quarter (Consolidated)

(Unit: ¥millions)

	2006 4Q	2007 1Q	2007 2Q	2007 3Q	2007 4Q
Operating Revenue	14,901	15,059	14,970	7,685	8,601
Operating Profit	1,724	1,943	-12,438	726	846
Ordinary Profit	1,589	1,784	-12,595	523	620
Net Profit	-12,633	245	-15,944	3,676	-5,575
Total Assets	146,279	139,498	134,331	43,300	40,620
Shareholders' Equity	11,309	11,569	652	4,457	4,864

Changes in Operating Results and Financial Condition by Quarter (Non-Consolidated)

(Unit: ¥millions)

	2006 4Q	2007 1Q	2007 2Q	2007 3Q	2007 4Q
Operating Revenue	3,146	3,358	3,230	3,071	3,271
Operating Profit	307	457	330	256	269
Ordinary Profit	261	552	186	113	253
Net Profit	-5,757	408	-23,179	3,068	-5,922
Total Assets	54,835	54,046	38,691	27,269	21,127
Shareholders' Equity	16,001	16,406	-1,784	1,272	1,291

(4) Policy regarding distribution of dividends and dividend payouts in the current and following term
To further reinforce our commitment to returning profits to shareholders it is our general policy to distribute 33% of consolidated net profit through dividend payouts. However, in light of current business results, it is with great reluctance that we forgo dividend payments in the current term.
In regard to the next term and onwards, we are continuously striving toward the early resumption of dividend payouts.

(5) Business Risks

(i) Competition

The group provides competitive services that respond to the needs of users in our Internet Use Support (Infrastructure) business segment, (predominantly in our provider, web hosting and domain businesses) and in our Internet Advertising Support (Media) segment. We believe our predominance in the industry is a result of our competitive business development. However, there is a possibility of increasing competition from telecommunications companies, electric companies and existing independent companies in individual business areas. It is also possible that a new group with the same business structure will emerge as a result of business partnerships and mergers. If in the future, competition for gaining new customers intensifies and revenue declines, the necessity of reducing our fees may arise along with an increase in expenses such as capital expenditure and advertising. This could potentially have a serious impact on business results.

(ii) Technological Innovation

The progress of technological innovations in Internet-related technology is rapid and subsequently, industry standards and customer needs are constantly changing. As a result new services, new technology and new products are constantly appearing. If we are slow in taking up these new technologies, we risk the services and equipment we provide becoming stale, resulting in reduced competitiveness and potentially serious consequences. We believe it is essential to concentrate our efforts on improving the ability of both our systems and our staff as well as to pay adequate attention to developments, trends and new technologies.

(iii) Uncollected Debt
The majority of the Internet Use Support (Internet Infrastructure) trade accounts receivable is made up of small accounts less than ¥10,000 a month. These accounts are mostly held by individual users, SOHOs and small and medium-sized businesses. For customer convenience a wide range of payment methods are available including, bank transfer, payment at a post office or convenience store and payment by credit card. However, if the customer does not actively transfer the money then there is a delay in recovery of funds.
Regarding non-collection of receivables, the company has established a reserve for the entire amount of receivables in arrears that are over one year past the point where they are considered uncollected receivables. We also have a reserve for receivables that are in arrears for less than one year past becoming uncollected receivables. This is calculated based on past bad debt. Receivables over two years past becoming uncollected debt that are not expected to be recovered are written off through the appropriation of bad debt reserves.
The company makes every effort possible to collect receivables by making demands via telephone, post, e-mail etc. As of December 31, 2007 the allowance for doubtful debts was ¥612 million. An increase in the number of accounts in arrears, or the amount in arrears caused by economic conditions or bankruptcies has the potential to impact on our business performance. For details regarding the allocation of funds to the allowance for doubtful debt following loans to NetCard (formerly GMO NetCard) totalling ¥5,633,800,000, please refer to section (vii).

(iv) Legal Regulations
The group is subject to the following legal regulations. However, as Internet use continues to spread, there is a possibility that the group will be subject to further regulations as a result of new laws aimed at Internet users and related businesses, clarification of the application of existing laws or voluntary restraints that may be required of the industry.

(a) Telecommunications Business Law
In light of the public nature of the telecommunications business, the Telecommunications Business Law was enacted to ensure the smooth provision of telecommunications services and to protect the interests of users by maintaining proper and reasonable conduct in the industry. The law seeks to ensure smooth growth in telecommunications while at the same time protecting the interests and convenience of the public. As a designated telecommunications carrier in the Internet industry, the company is subject to laws including those regarding censorship restrictions, the protection of confidential communications, telecommunications equipment and the connection of telecommunications equipment.

(b) Laws Regulating the Adult Entertainment Business
These laws were enacted to regulate the business hours, locations, etc. of adult entertainment and related businesses with the aim of maintaining public morals and a healthy environment as well as preventing acts with the potential to impede the sound development of young people. The laws restrict the entry of minors into such places of business. In addition they seek to ensure fair and reasonable conduct in the adult entertainment business. The law seeks to directly control consumers in this industry.
However this law also applies to the server space the company as an Internet connection service, provides to users. Connection companies have an obligation to manage control of their own servers (effective April 1, 1999).

The company has an agreement with registered website development agencies concerning websites published by customers. The agreement explicitly states that responsibility for web content lies with the author of the site. In addition to this we have made every effort to widely publicize the laws and regulations and to check the contents of websites. We have also independently established our own regulations regarding illegal and harmful information on the Internet. However, there is no guarantee that these measures will be sufficient to prevent the possibility of a user, other related person or governing body lodging a claim or demanding damages in relation to a site published by one of our customers.

(c) Laws Concerning Unauthorized Computer Access
This law was enacted to prevent computer crimes committed via telecommunications lines, to maintain order in telecommunications and to regulate access control. The law is also aimed at contributing to the sound development of an advanced information-oriented society. It prohibits direct unauthorized computer access.
Under this law, as a company that controls the operation of computers connected to telecommunications lines, the company is obligated to take measures that safeguard against unauthorized access to computers.

(d) Laws concerning Limitation of Damage Claims against Telecommunications Service Providers and Disclosure of Sender Information
The aim of this law is to ensure the proper transmission of information in specific forms of telecommunication in light of the increasing dissemination of information over the Internet. The law provides the right to demand the disclosure of sender information and limits damages claims against telecommunications service providers. The company is subject to these laws as a telecommunications carrier. Although the scope of company responsibility is restricted under these laws it does affect the activities of senders of information. When the company is dealing with issues that fall under this law we are required to make critical judgments which, if not appropriate, could end in us facing claims or damages from users or other related people and organizations.

(e) Specified Commercial Transaction Laws
The Specified Commercial Transaction laws were enacted to protect the interests of the purchaser by ensuring that specific commercial transactions (e.g. door-to-door sales, mail-order sales) are fair and just in order to prevent any damage being incurred by the purchaser, and to ensure the smooth and proper distribution of goods thereby contributing to the sound development of the national economy. The law regulates a number of specific transactions. One of these regulations imposes restraints on the method of displaying mail-order sales advertisements. This includes electronic advertisements. The company e-mail advertisement business is subject to the above restraints and it is possible that other operations could be affected in the future.

(f) Laws concerning E-Mail Transmission
These laws aim to cultivate a positive environment for e-mail users and were enacted in light of the necessity that has arisen to prevent problems associated with commercial businesses sending advertising e-mail in bulk. The law requires the sender's contact details to be contained within the email and prohibits the sending of e-mail to users who have indicated they do not wish to receive it. The company's e-mail advertising service is subject to this law and its methods of operation may be restricted.

(g) Laws Protecting Personal Information
In an advanced information communications society where personal information is increasingly being digitally transferred, this law considers the role of personal information and aims to protect personal rights and interests. Under this law, companies that handle personal information are subject to restrictions including those regarding the use of personal information and its provision to a third party. They are also under obligation to ensure responsible management, adequate guarantees, and reasonable methods of acquisition.
In accordance with these laws, the company is required to establish a procedure for adequately explaining and acquiring user permission when using personal information or passing it on to a third party. It is also required to take steps to ensure the responsible management of such information. The obligations have arisen out of supplementary regulations that came into effect on April 1, 2005.

(v) The Possibility of Litigation
The Internet provides an accessible information retrieval and electronic mail system, and an enormous variety of information, in almost every field.

The company group strives to provide reliable services and systems. We have an uninterruptible power supply system, back up systems etc. that allow us to provide management, maintenance and customer support services 24 hours a day 365 days a year in order to deal with any problems that may arise. However if a problem occurs that can not be dealt with through the group crisis management system, damage may be incurred by users of group services. Although our service agreement contract contains an exemption clause, this kind of incident has the potential to severely impact on the company and it's business performance. While no such lawsuit or other appeal has been brought against the company to date there is a possibility of such an occurrence in the future.

(vi) Extraordinary Fluctuations in Financial Condition, Operating Results and Cash Flow
Financial condition and operating results in the previous term and current term are as follows.

(Unit: ¥thousands)

	Consolidated		Non Consolidated	
	FY 2006 December	FY 2007 December	FY 2006 December	FY 2007 December
Operating Revenue	50,842,428	46,315,788	12,133,675	12,933,358
Operating profit/loss (-)	4,271,614	-8,922,854	1,188,069	1,314,672
Ordinary profit/loss (-)	3,992,136	-9,666,369	1,867,392	1,106,126
Net loss (-)	-12,099,776	-17,598,417	-3,891,992	-25,625,600
Total Assets	146,279,143	40,620,227	54,835,230	21,127,139
Net Assets	19,528,235	12,057,919	16,001,610	1,291,159

(a) Business Results in the Year Ended December 2006
In the loans and credit business an interest repayment loss reserve of ¥8,217,497,000 was allocated and recorded as an extraordinary loss. Also in the loans and credit business goodwill shrinkage of ¥4,751,331,000 was recorded as an extraordinary loss. Net loss in the term was ¥12,099,776,000. In non-consolidated business results, a loss on the appraisal of securities held in subsidiaries of ¥6,205,052,000 was recorded as an extraordinary loss. Net loss in the term was ¥3,891,992,000.

(b) Business Results in the Year Ended December 2007
There was a major reduction in the group's Internet Finance segment operations following the sale of all shares held by the company in GMO Internet Securities, Inc. on August 13, 2007, and the sale of all shares held by the company in GMO LOAN-CREDIT Holdings, Inc. on August 21. In the consolidated accounts, the sales were treated as occurring at the beginning of the second half of the year (July 1, 2007). As a result, profit and loss in the loans and credit business appears on the consolidated balance sheet only until the end of the first half of the year (June 30, 2007). The above 2007 fiscal year results were calculated accordingly.
In the consolidated business results an operating loss of ¥8,922,854,000 was reported. The main cause of this was that in the loans and credit business at the end of the previous term, in accordance with the JICPA (Japan Institute of Certified Public Accounts Report No. 37) report *Auditing and Handling of Reserves for Excess Interest Repayment Losses in the Consumer Finance Industry,* we reserved allowances for interest repayments and doubtful debts. However, in light of industry trends and interest repayments to date we calculated projections of the maximum interest repayment claim and increased the allowance for doubtful debt by ¥10,336,870,000, and the interest repayment allowance by ¥7,284,974,000. This was recorded as an operating loss. In addition a ¥5,890,711,000 goodwill shrinkage loss was recorded as an extraordinary loss following withdrawal from the loans and credit business. Net loss in the current term was ¥17,598,417,000.
In non-consolidated results, a ¥26,331,730,000 loss on appraisal of GMO LOAN-CREDIT HOLDINGS, Inc. stock resulted in a net loss of ¥25,625,600,000 in the current term.

(c) Future Results Forecasts
The loans and credit business was responsible for huge losses in the previous and current terms. On

August 21, 2007 all shares in GMO LOAN-CREDIT HOLDINGS, Inc. were sold and the company withdrew completely from the loans and credit business. As of the second half of the current term there will be no further losses incurred in the loans and credit business impacting on business results. As stated below (vii) the entire amount of loans extended by the company to the loans and credit business has been allocated to the allowance for doubtful debt. There is no risk of any further amount being allocated in the 2008 fiscal year and onwards.

(vii) Risk Regarding Loans to NetCard, Inc. (formerly GMO NetCard, Inc.)
NetCard was the company operating the group's loans and credit business until the sale of GMO LOAN-CREDIT HOLDINGS, Inc. on August 21, 2007. The company has a ¥4.8 billion loans receivable extended to NetCard and an ¥833.8 million guarantor's right as a result of payments made on behalf on NetCard in the capacity of joint guarantor.
Loans to the above company were due for repayment on September 28, 2007 however at the time of release of this financial statement, repayment has not been received. Neither has any repayment been received of payments made on behalf of NetCard as a joint guarantor. We have been in continued negotiations with the debtor in regard to repayment and we will continue to look into every possible means of recovery. However at this point no concrete repayment schedule has been set and in addition we have experienced difficulty in disposing of the collateral. For this reason the entire amount was allocated to the allowance for doubtful debt in the fiscal year ended 2007.
There are no loans outstanding to the loans and credit business beyond those described above. Going forward, there is no risk of any further amount being allocated to the allowance for doubtful debt as the entire amount has already been reserved.

2. The Corporate Group

GMO Internet, Inc. is a corporate group consisting of the company and 33 consolidated subsidiaries. Under the corporate slogan *Internet for Everyone*, the group operates in three segments, Internet Use Support (Internet Infrastructure), Internet Advertising Support (Internet Media) and Internet Finance. The Internet Finance segment now consists only of the venture capital business following withdrawal from the loans and credit business and the securities business.
The following table shows the business areas included in each segment and the group companies operating in each business area.

Business Segment		Main Operations	Main Companies
Internet Use Support (Infrastructure)	Domain Registration	Domain registration services Internet number service	the company INTERNET Number Corporation paperboy&co. Inc.
	Web Hosting	Rental server services (Hosting Services)	the company GMO Hosting & Security, Inc. paperboy&co. Inc. Hosting & Security,INC. @YMC Corporation Mighty Server, Inc.
	Web Development and E-Commerce Solutions	Web site design, Operation support services, System consulting, Online shop construction support consulting and ASP services	the company Grandsphere Co. Ltd. GSS Inc. (formerly GMO Blog, Inc.) Global Web Co. Ltd. paperboy&co. Inc. MakeShop, Inc. GMO Solution Partner, Inc.
	Internet Security	Information security on the Internet. Authentication services for businesses and individuals.	GlobalSign K.K. (formerly GeoTrust Japan Inc.) GlobalSign Ltd. GlobalSign NV GlobalSign, Inc.
	Credit card payment processing	Credit card billing service	GMO Payment Gateway, Inc. Epsilon, Inc.
	Provider (ISP)	Internet access provider	the company

Business Segment		Main Operations	Main Companies
Internet Advertising Support (Media)	Internet media & search media	Internet media development and operation, blogs, Internet communities etc. Contextual advertising, JWord (Japanese keyword search) operation and sales, SEO and Listing advertising	the company Magclick, Inc. GMO Media Holdings, Inc. Tea Cup Communication Ltd. GMO Media, Inc. GMO Ad Networks, Inc. JWord, Inc. BOM, Inc. GMO Marketing, Inc.
	Internet Advertising Agencies	Advertising sales, mainly Internet advertising media and recruitment advertisements	Magclick, Inc. GMO San Planning, Inc. GMO Mobile, Inc.
	Other	Online games – design and operation, Internet research systems and management of an Internet research panel	GMO Games Korea, Inc. GMO Games GMO Research, Inc.
Internet Finance (*)	Other	Venture capital	GMO VenturePartners, Inc. GMO VenturePartners Investment Limited Partnership Blog Business Fund Investment Limited Partnership

Note: As previously stated, the withdrawal from the loans and credit business and the securities business in the current fiscal year resulted in a major reduction in the Internet finance segment. Due to its reduced significance Internet Finance business information will be cease to be reported as a segment from the next term.

3. Management Policy

(1) Basic Management Policy
Under the corporate slogan *Internet for Everyone*, and with a strong entrepreneurial ideology, the group's management resources are focused on the provision of Internet infrastructure and service infrastructure. The organic combination of our Internet Use Support (Internet Infrastructure) and Internet Advertising Support (Internet Media) segments allows us to continue building a group in which two businesses work in synergy, striving to be an enterprise that makes a contribution to society and it's people through the cultivation of Internet culture and development of the industry.

Management Philosophy
Our staff are committed to the following principles.
Our Fundamental Principle: Internet for Everyone

1) Our Dream
   - To be overwhelmingly number one in the Internet industry. (to have the No.1 market share or to be the sole player in the market)
2) Our Vision
   - Throughout the ongoing digital information revolution we will continue to focus our management resources on providing Internet services that inspire enthusiasm in our customers and make them smile. This will result in substantial profits.
3) Our Philosophy
   - We strive to cultivate an Internet culture and industry that inspires enthusiasm in our customers and makes them smile.

(2) Management Objectives
The group considers the ratio of sales to ordinary profit to be a gauge of profitability and an important management indicator. Currently, we have do not make public short term objectives however we are continuously aiming for further improvement.

(3) Medium to Long-Term Business Strategies
The group company offers a wide range of services including access, domain registration, web hosting, website construction support, security, e-commerce support, online payment processing and Internet advertising. It operates under the marketing slogan *The "Internet Department" to Japan*. We are the only integrated business group that provides in one place, the comprehensive range of Internet services required by corporate clients to attract more customers through the Internet. Furthermore, we boast a powerful sales structure and 560,000 corporate clients, predominantly in our web hosting and domain registration businesses. In the Internet media business we have 22.12 million customers, chiefly in our blog and search services. We hold the sixth-highest ranking in Japan (Nielson//NetRatings December, 2007)

In the 2005 fiscal year we entered the loans and credit business, however following this move major changes occurred in the credit and consumer finance industry environment including the advent excess interest repayments. We implemented various strategies in the face of these changes, including a revision to our loans portfolio. However the future of the credit and consumer finance industry remained uncertain and for this reason we sold all shares in the loans and credit business company, GMO LOAN-CREDIT HOLDINGS, Inc. and pulled out completely from the loans and credit industry. In May 2006 we launched an Internet securities business, from the time of the launch of sales the company performed solidly, and in the July 2007 financial statements it achieved a profit. However the withdrawal from the loans and credit business temporarily caused damage to the company's shareholders' equity and as a result all shares held by the company in GMO Internet Securities were sold in an effort to restore financial balance.
There has now been a major reduction in the operations of the Internet Finance segment and going forward the company is focusing management resources on the Internet Use Support (Infrastructure) and Internet Advertising Support (Media) segments.

(4) Company Challenges
(i) Fostering group synergy
The company group has greatly expanded its business operations through our M&A strategy and the resulting acquisition of management resources. We believe that one of the most significant issues we

face henceforth will be how to efficiently use those management resources.
We will continue to strive to improve group management efficiency and take full advantage of our management resources while cultivating synergy between business segments.

(ii) Strengthening our selling power through the diversification of sales channels
Group marketing is conducted with a focus on "pull-type" marketing (a method of attracting customers executed primarily through the Internet) and we benefit from the extensive knowledge we have accumulated in this area. We plan to continue employing "pull-type" marketing as our primary marketing method while embarking on initiatives that include expanding facilities and staff at our call centers and further strengthening our sales system targeting corporate customers.

(iii) Improving customer satisfaction
Given that competition in the Internet sector will increase in the future, we believe it is imperative to address the issue of improving customer satisfaction in order to encourage customers to continue using our services. Throughout the entire group we strive to improve customer satisfaction by improving the quality of services, strengthening customer support structures and promoting communication with customers. We aim to inspire enthusiasm in our customers and to make them smile.

4. Consolidated Financial Statement

(1) Consolidated Balance Sheet

Item	Notes	Previous Consolidated Fiscal Year (12.31.2006) Amount (¥thousands)	Composition (%)	Current Consolidated Fiscal Year (12.31.2007) Amount (¥thousands)	Composition (%)	Change Amount (¥thousands)
(Assets)						
I Current Assets						
1. Cash and deposits		32,940,455		19,143,929		- 13,796,525
2. Notes and accounts receivable		3,434,809		3,542,421		107,612
3. Business investments in securities		—		951,936		951,936
4. Securities		—		995,769		995,769
5. Inventory assets		31,719		44,974		13,254
6. Deferred tax asset		2,121,263		606,091		- 1,515,172
7. Operating loans	*3,6	63,788,341		—		- 63,788,341
8. Accrued income		1,350,440		724		- 1,349,716
9. Securities business – deposit		5,352,000		—		- 5,352,000
10. Securities business – margin transactions asset		5,452,598		—		- 5,452,598
11. Securities business short term guarantee deposit		1,050,708		—		- 1,050,708
12. Other		3,463,453		1,114,358		- 2,349,094
Allowance for doubtful debts		-12,573,992		- 291,161		12,282,831
Total Current Assets		106,411,798	72.8	26,109,044	64.3	- 80,302,754
II Fixed Assets						
1. Tangible fixed assets						
(1) Buildings and structures	*1	338,674		149,211		- 189,462
(2) Tools and equipment		666,640		505,051		- 161,589
(3) Land		0		—		-0
(4) Other	*1	46,796		24,031		- 22,764
Total tangible fixed assets		1,052,111	0.7	678,295	1.7	- 373,816
2 Intangible fixed assets						
(1) Goodwill		20,633,464		2,450,721		- 18,182,743
(2) Software		3,523,557		2,173,270		- 1,350,286
3. Other		329,658		184,866		- 144,792
Total intangible fixed assets		24,486,679	16.7	4,808,857	11.8	- 19,677,821
3. Investments and other assets						
(1) Investments in securities	*2,3	6,725,254		1,130,816		- 5,594,438
(2) Real estate investments	*1	—		4,550,783		4,550,783
(3) Long term loans receivable		23,253		162,454		139,201
(4) Investments		458,983		364,920		- 94,063
(5) Security deposit		973,318		758,096		- 215,222
(6) Long term deposit		5,534,555		—		- 5,534,555
(7) Receivables owed by companies in danger of bankruptcy or in poor financial condition		—		5,638,139		5,638,139
8. Deferred tax asset		264,656		1,841,974		1,577,318
9. Other		372,210		226,289		- 145,921
Allowance for doubtful debts		-23,678		- 5,649,444		- 5,625,765
Total investments and other assets		14,328,553	9.8	9,024,030	22.2	- 5,304,523
Total Fixed Assets		39,867,344	27.2	14,511,182	35.7	- 25,356,161
Total Assets		146,279,143	100.0	40,620,227	100.0	-105,658,916

Item	Notes	Previous Consolidated Fiscal Year (12.31.2006) Amount (¥thousands)	Composition (%)	Current Consolidated Fiscal Year (12.31.2007) Amount (¥thousands)	Composition (%)	Change Amount (¥thousands)
(Liabilities)						
I Current Liabilities						
1. Notes and accounts payable	*3	773, 204		831, 775		58, 570
2. Short term debt	*3	55, 626, 767		12, 000, 000		-43, 626, 767
3. Current portion of long term debt		12, 235, 030		24, 000		-12, 211, 030
4. Bonds to be redeemed within a year		2, 150, 000		—		-2, 150, 000
5. Accrued amount payable		10, 855, 512		1, 931, 837		-8, 923, 675
6. Accrued corporate taxes etc.		2, 026, 373		785, 062		-1, 241, 311
7. Allowance for bonuses		119, 953		62, 410		-57, 542
8. Allowance for bonuses to directors		37, 700		18, 325		-19, 374
9. Advanced payments received		1, 833, 868		2, 106, 065		272, 197
10. Deposits received		—		3, 246, 696		3, 246, 696
11. Securities business – margin transactions liability		5, 452, 598		—		-5, 452, 598
12. Securities business – deposit received		4, 159, 893		—		-4, 159, 893
13. Interest repayment reserve		4, 295, 000		—		-4, 295, 000
14. Other		5, 770, 580		823, 635		-4, 946, 945
Total Current Liabilities		105, 336, 483	72.0	21, 829, 809	53.7	-83, 506, 673
II Fixed Liabilities						
1. Bonds		3, 000, 000		1, 000, 000		-2, 000, 000
2. Unsecured convertible bonds with share warrants		—		5, 000, 000		5, 000, 000
3. Long term debt	*3	11, 126, 324		70, 000		-11, 056, 324
4. Long term accrued amount payable		4, 059, 156		523, 166		-3, 535, 990
5. Deferred tax liability		31, 143		17, 748		-13, 395
6. Allowance for director retirement benefits		128, 200		—		-128, 200
7. Allowance for retirement benefits		199, 849		3, 557		-196, 292
8. Interest repayment reserve		2, 790, 000		—		-2, 790, 000
9. Other		63, 598		118, 026		54, 427
Total Fixed Liabilities		21, 398, 272	14.7	6, 732, 498	16.6	-14, 665, 774
III Special Law Reserve Fund						
Securities transaction liability reserve		16, 152		—		-16, 152
Special Law Reserve Fund Total		16, 152	0.0	—		-16, 152
Total Liabilities		126, 750, 907	86.7	28, 562, 307	70.3	-98, 188, 600

Item	Notes	Previous Consolidated Fiscal Year (12.31.2006) Amount (¥thousands)	(%)	Current Consolidated Fiscal Year (12.31.2007) Amount (¥thousands)	(%)	Change Amount (¥thousands)
(Net Assets)						
I Shareholders' Equity						
1. Capital stock		7,148,299	4.9	12,631,977	31.1	5,483,678
2. Capital surplus		9,188,342	6.2	14,270,458	35.1	5,082,116
3. Earned surplus		-5,006,591	-3.4	-22,096,368	-54.4	-17,089,777
4. Treasury stock		-208	-0.0	-347	0.0	-139
Total Shareholders' Equity		11,329,842	7.7	4,805,720	11.8	-6,524,121
II Gaps in Appraisals, Conversions, etc.						
1. Other gaps in appraisal of securities		4,559	0.0	53,858	0.2	49,298
2. Hedging profit/loss carried forward		13,351	0.0	4,406	0.0	-8,944
3. Foreign currency translation adjustment account		-38,432	0.0	476	0.0	38,909
Total Gaps in Appraisals, Conversions, etc		-20,522	0.0	58,741	0.2	79,263
III Equity Warrants		33,647	0.0	—		-33,647
IV Minority Equity		8,185,267	5.6	7,193,457	17.7	-991,810
Total Net Assets		19,528,235	13.3	12,057,919	29.7	-7,470,316
Liabilities, Net Assets Total		146,279,143	100.0	40,620,227	100.0	-105,658,916

(2) Consolidated Profit and Loss Statement

Item	Notes	Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006) Amount (¥thousands)		(%)	Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007) Amount (¥thousands)		(%)	Change Amount (¥thousands)	
I Operating Revenue			50,842,428	100.0		46,315,788	100.0		-4,526,640
II Business Expenses	*1		13,594,374	26.7		15,443,620	33.4		1,849,245
III Sales General & Administrative Expenses	*2,3		32,976,439	64.9		39,795,022	85.9		6,818,582
Operating Profit/ Loss (-)			4,271,614	8.4		-8,922,854	-19.3		-13,194,468
IV Non Operating Revenue									
1. Interest and dividends received		12,762			143,286			130,523	
2. Commissions received		43,867			3,636			-40,231	
3. Bad debt recovered		421			415			-5	
4. Profit on investment partnership		127,822			48,175			-79,647	
5. Profit on currency exchange		77,863			—			-77,863	
6. Other		62,608	325,345	0.7	119,137	314,651	0.7	56,529	-10,694
V Non Operating Expenses									
1. Interest paid		267,921			500,712			232,790	
2. Stock issuance costs		38,032			89,971			51,939	
3. Bond issuance costs		10,000			3,152			-6,847	
4. Commissions paid		226,150			188,966			-37,184	
5. Foreign exchange loss		—			108,882			108,882	
6. Other		62,718	604,823	1.2	166,481	1,058,167	2.3	103,762	453,343
Ordinary Profit/Loss (-)			3,992,136	7.9		-9,666,369	-20.9		-13,658,506
VI Extraordinary Profit									
1. Gain on previous term profit and loss adjustment	*4	25,156			-			-25,156	
2. Gain on sale of fixed assets	*5	183			-			-183	
3. Gain on sale of investments in securities		2,159,445			1,373,732			-785,712	
4. Gain on sale of shares in affiliated companies		343,987			3,655,401			3,311,413	
5. Gain on change in equity investees	*6	544,874			1,851			-543,022	
6. Gain on reversal of allowance for doubtful debts		20,499			13,212			-7,286	
7. Other		16,834	3,110,980	6.1	24,361	5,068,559	10.9	7,527	1,957,578
VII Extraordinary Loss									
1. Gain on sale of fixed assets	*7	58			—			-58	
2. Loss on retirement of fixed assets	*8	62,767			132,058			69,290	
3. Loss on evaluation of investments in securities		34,530			672,678			638,148	
4. Loss on sale of investments in securities		499,628			—			-499,628	
5. Loss on evaluation of affiliated company stock		37,448			39,986			2,538	
6. Loss on sale of stock in affiliated company		1,100			—			-1,100	
7. Shrinkage	*9	4,751,331			5,954,454			1,203,122	
8. Loss on change in equity investees	*10	315,011			14,904			-300,106	
9. Penalty for breaking a lease	*11	255,671			6,145			-249,526	
10. Business liquidation loss	*12	55,776			—			-55,776	
11. Interest repayment loss expenses		8,217,497			—			-8,217,497	
12. Allowance for doubtful debt		—			5,636,619			5,636,619	
13. One-time depreciation of advance payment		278,929			—			-278,929	
14. Loss on amortization of accrued interest		1,442,741			—			-1,442,741	
15. Addition to securities transaction liability reserve		—			13,216			13,216	
16. Other		65,007	16,017,501	31.5	14,017	12,484,082	26.9	-50,990	-3,533,419

	Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)			Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007)			Change	
Item	Amount (¥thousands)		(%)	Amount (¥thousands)		(%)	Amount (¥thousands)	
Net profit or loss before adjustment for tax etc. (-)		-8,914,384	-17.5		-17,081,893	-36.9		-8,167,508
Corporate, Municipal and Enterprise Taxes	2,089,813			2,245,315			155,502	
Adjustment for Corporate Tax etc.	512,475	2,602,289	5.1	-1,010,996	1,234,319	2.7	-1,523,472	-1,367,970
Minority equity profit/loss (-)		583,102	1.2		-717,794	-1.6		-1,300,897
Net loss (-)		-12,099,776	-23.8		-17,598,417	-38.0		-5,498,641

(3) Statement of Changes in Consolidated Shareholders' Equity etc.
Previous Consolidated Fiscal Term (01.01.2006 – 12.31.2006)

	Shareholders' Equity				
	Capital Stock	Capital Surplus	Earned Surplus	Treasury Stock	Total Shareholders' Equity
Balance on 12.31.2005 (¥thousands)	3,311,130	5,353,357	7,617,791	-23,980	16,258,297
Change in the consolidated accounting period					
Issue of new stock (¥thousands)	3,837,169	3,827,072			7,664,241
Dividends (¥thousands)			-371,835		-371,835
Profit distribution bonuses paid to directors (¥thousands)			-55,719		-55,719
Net loss (¥thousands)			-12,099,776		-12,099,776
Increase in earned surplus due to merger (¥thousands)			1,955		1,955
Increase in earned surplus due to increase in consolidated subsidiaries (¥thousands)			-99,005		-99,005
Disposal of treasury stock (¥thousands)		7,912		23,772	31,685
Change in items other than shareholders' equity in the consolidated accounting period (net amount) (¥thousands)					
Total amount of change in the consolidated accounting period (¥thousands)	3,837,169	3,834,984	-12,624,382	23,772	-4,928,455
Balance on 12.31.2006 (¥thousands)	7,148,299	9,188,342	-5,006,591	-208	11,329,842

	Total Gaps in Appraisals, Conversions, etc				Equity Warrants	Minority Equity	Total Net Assets
	Other Gaps in Appraisal of Securities	Hedging Profit/Loss Carried Forward	Currency Exchange Adjustment Account	Total Gap in Appraisals, Conversions, etc.			
Balance on 12.31.2005 (¥thousands)	28,214	38,259	-3,621	62,853	—	4,684,079	21,005,230
Changes in the consolidated accounting period							
Issue of new stock (¥thousands)							7,664,241
Dividends (¥thousands)							-371,835
Profit distribution bonuses paid to directors (¥thousands)							-55,719
Net loss (¥thousands)							-12,099,776
Increase in earned surplus following merger (¥thousands)							1,955
Increase in earned surplus due to increase in consolidated subsidiaries (¥thousands)							-99,005
Disposal of treasury stock (¥thousands)							31,685
Change in items other than shareholders' equity in the consolidated accounting period (net amount) (¥thousands)	-23,655	-24,908	-34,811	-83,375	33,647	3,501,188	3,451,461
Total change in the consolidated accounting period (¥thousands)	-23,655	-24,908	-34,811	-83,375	33,647	3,501,188	-1,476,994
Balance on 12.31.2006 (¥thousands)	4,559	13,351	-38,432	-20,522	33,647	8,185,267	19,528,235

Current Consolidated Fiscal Term (01.01.2007 – 12.31.2007)

	Shareholders' Equity				
	Capital Stock	Capital Surplus	Earned Surplus	Treasury Stock	Total Shareholders' Equity
Balance on 12.31.2006 (¥thousands)	7,148,299	9,188,342	-5,006,591	-208	11,329,842
Changes in the consolidated accounting period					
Issue of new stock (¥thousands)	5,483,678	5,455,322			10,939,000
Transfer from capital surplus to earned surplus (¥thousands)		-373,206	373,206		—
Net loss (¥thousands)			-17,598,417		-17,598,417
Acquisition of treasury stock (¥thousands)				-139	-139
Increase in earned surplus due to decrease in consolidated subsidiaries (¥thousands)			107,071		107,071
Increase in earned surplus due to increase in consolidated subsidiaries (¥thousands)			28,362		28,362
Change in items other than shareholders' equity in the consolidated accounting period (net amount) (¥thousands)					
Total amount of change in the consolidated accounting period (¥thousands)	5,483,678	5,082,116	-17,089,777	-139	-6,524,121
Balance on 12.31.2007 (¥thousands)	12,631,977	14,270,458	-22,096,368	-347	4,805,720

	Total Gaps in Appraisals, Conversions, etc				Equity Warrants	Minority Equity	Total Net Assets
	Other Gaps in Appraisal of Securities	Hedging Profit/Loss Carried Forward	Currency Exchange Adjustment Account	Total Gap in Appraisals, Conversions, etc.			
Balance on 12.31.2006 (¥thousands)	4,559	13,351	-38,432	-20,522	33,647	8,185,267	19,528,235
Changes in the consolidated accounting period							
Issue of new stock (¥thousands)							10,939,000
Transfer from capital surplus to earned surplus (¥thousands)							—
Net loss (¥thousands)							-17,598,417
Acquisition of treasury stock (¥thousands)							-139
Increase in earned surplus due to decrease in consolidated subsidiaries (¥thousands)							107,071
Increase in earned surplus due to increase in consolidated subsidiaries (¥thousands)							28,362
Change in items other than shareholders' equity in the consolidated accounting period (net amount) (¥thousands)	49,298	-8,944	38,909	79,263	-33,647	-991,810	-946,194
Total change in the consolidated accounting period (¥thousands)	49,298	-8,944	38,909	79,263	-33,647	-991,810	-7,470,316
Balance on 12.31.2007 (¥thousands)	53,858	4,406	476	58,741	—	7,193,457	12,057,919

(4) Consolidated Cash Flow Statement

	Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)	Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007)	Change
Item	Amount (¥thousands)	Amount (¥thousands)	Amount (¥thousands)
I Cash Flow from Operating Activities			
Net profit or loss before adjustment for tax etc. (-)	-8, 914, 384	- 17, 081, 893	- 8, 167, 508
Depreciation expenses	1, 402, 780	1, 220, 030	- 182, 749
Shrinkage	4, 751, 331	5, 954, 454	1, 203, 122
Amortization of goodwill (new)	1, 754, 477	1, 668, 578	- 85, 899
Increase in allowance for doubtful debt	3, 494, 406	11, 723, 209	8, 228, 802
Decrease in allowance for bonuses	-34, 861	- 137	34, 724
Change in retirement benefits reserve	20, 072	- 4, 454	- 24, 526
Increase in interest repayment reserve	3, 063, 000	6, 193, 600	3, 130, 600
Gain on sale of investments in securities	-2, 159, 445	- 1, 373, 732	785, 712
Gain on sale of stock in affiliated companies	-343, 987	- 3, 655, 401	- 3, 311, 413
Gain on sale of businesses	-6, 185	—	6, 185
Interest and dividends received	-12, 762	- 143, 286	- 130, 523
Interest paid	267, 921	500, 712	232, 790
Foreign exchange gain or loss	-17, 866	634	18, 501
Stock issuance costs	38, 032	89, 971	51, 939
Bond issuance costs	10, 000	3, 152	- 6, 847
Loss on sale of investments in securities	499, 628	—	- 499, 628
Loss on appraisal of investments in securities	34, 530	672, 678	638, 148
Loss on appraisal of stock in affiliated companies	37, 448	39, 986	2, 538
Loss on retirement of fixed assets	62, 767	132, 058	69, 290
Loss on sale of fixed assets	58	—	- 58
Gain on sale of fixed assets	-183	—	183
Loss from change of equity investees	315, 011	14, 904	- 300, 106
Gain from change of equity investees	-544, 874	- 1, 851	543, 022
Decrease in operating loans	2, 973, 207	7, 181, 828	4, 208, 620
Increase in securities deposits received	1, 527, 510	769, 038	- 758, 471
Increase in segregated trust account	-5, 352, 000	- 5, 450, 000	- 98, 000
Increase in security deposits	4, 178, 570	7, 085, 973	2, 907, 402
Increase in business investments in securities	-538, 368	- 123, 760	414, 607
Change in accounts receivable	-397, 305	165, 175	562, 481
Change in inventory assets	728	- 16, 895	- 17, 623
Other change in assets	150, 296	- 4, 273, 939	- 4, 424, 236
Decrease in purchase debts	-482, 841	- 540, 745	- 57, 904
Other increases in liabilities	2, 159, 270	1, 516, 420	- 642, 849
Directors bonuses paid	-69, 252	—	69, 252
Sub total	7, 866, 732	12, 266, 311	4, 399, 578

	Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)	Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007)	Change
Item	Amount (¥thousands)	Amount (¥thousands)	Amount (¥thousands)
Interest and dividends received	4,873	149,417	144,544
Interest paid	-208,023	-544,563	-336,540
Expenditure incurred by subrogation	—	-833,800	-833,800
Corporate tax etc. paid	-3,118,809	-2,296,814	821,994
Cash Flow from Operating Activities	4,544,773	8,740,551	4,195,777
II Cash Flow from Investing Activities			
Revenue accrued on return of fixed deposit	1,045,207	120,000	-925,207
Expenditure on acquisition of tangible fixed assets	-446,228	-387,572	58,656
Revenue accrued on sale of tangible fixed assets	343,546	8,588	-334,957
Expenditure on acquisition of intangible fixed assets	-1,997,012	-1,055,711	751,296
Revenue accrued on sale of intangible fixed assets	1,018	—	-1,018
Expenditure on acquisition of securities	-995,206	-795,370	199,835
Expenditure of acquisition of investments in securities	-1,767,220	-1,015,923	751,296
Revenue accrued on sale of investments in securities	3,161,591	6,418,266	3,256,675
Revenue accrued on redemption of investments in securities	50,000	1,038,337	988,337
Expenditure on acquisition of stock in a subsidiary	-416,421	-7,750,169	-7,333,747
Revenue accrued on sale of subsidiary stock	361,055	1,174,176	813,120
Revenue accrued on the sale of subsidiary stock resulting in change in the scope of consolidation	—	3,181,114	3,181,114
Expenditure on anonymous investment in partnership with an affiliated company	-2,900,000	—	2,900,000
Expenditure on the acquisition of subsidiary stock resulting in change in scope of consolidation	-350,605	—	350,605
Expenditure on loans	-15,063	-7,097,990	-7,082,926
Revenue accrued on collection of loans	433,256	4,327,789	3,894,532
Revenue accrued on other investment activities	312,405	110,680	-201,725
Expenditure on other investment activities	-221,010	-88,973	132,037
Cash Flow from Investing Activities	-3,400,688	-1,812,757	1,587,931

	Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)	Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007)	Change
Item	Amount (¥thousands)	Amount (¥thousands)	Amount (¥thousands)
Cash Flow from Financing Activities			
Revenue accrued on short term loans	69,266,068	45,450,000	-23,816,068
Expenditure on repayment of short loans	-46,484,166	-60,679,567	-14,195,401
Revenue accrued on long term loans	20,597,536	950,000	-19,647,536
Expenditure on repayment of long term loans	-16,323,849	-17,758,058	-1,434,208
Revenue accrued on issue of stock	7,626,208	6,327,937	-1,298,271
Revenue accrued on issue of bonds	1,990,000	5,096,847	3,106,847
Expenditure on redemption of bonds	-32,150,000	-75,000	32,075,000
Income from investment partnership	1,470,000	—	-1,470,000
Expenditure on stock issue for minority shareholders	2,497,858	68,920	-2,428,938
Expenditure on the sale and acquisition of treasury stock	31,685	-139	-31,824
Payment of dividends	-365,405	-6,553	358,852
Payment of dividends to minority shareholders	-160,626	-212,761	-52,134
Cash Flow from Operating Activities	7,995,309	-20,838,373	-28,833,683
IV Effect of Exchange Rate on Cash and Equivalents	21,542	3,579	-17,963
V Increase in Cash and Equivalents	9,160,937	-13,907,001	-23,067,938
VI Balance of Cash and Equivalents at the Beginning of Term	23,202,882	33,180,245	9,977,363
VII Increase in Cash and Equivalents following Increase in Consolidated Subsidiaries	738,786	30,609	-708,176
VIII Increase in Cash and Equivalents following Merger	77,639	—	-77,639
IX Balance of Cash and Equivalents at the End of the Term	33,180,245	19,303,854	-13,876,391

(5) Significant Issues Affecting the Company's Ability to Continue Business (Remain as a Going Concern)

None

(6) Significant Items upon which this Consolidated Financial Statement is Based

Item	Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)	Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
1. Items concerning the scope of consolidation	Of 59 subsidiaries (including two partnerships) the following 45 companies are included in the consolidation: Magclick, Inc. GMO Media, Inc. GMO Hosting & Security, Inc. GMO Research, Inc. (formerly GMO Research Institute, Inc.) INTERNET Number Corporation, GeoTrust JAPAN, Inc. Hosting & Security, INC. (formerly WEBKEEPERS, Inc.), paperboy&co. Inc. Grandsphere Co. Ltd. GMO Games, Inc. (formerly Net Clue Japan, Inc.), Net Clue Co. Ltd. GMO Payment Gateway, Inc. GMO San Planning, Inc. Tea Cup Communication Ltd. JWord, Inc. @YMC Corporation, GMO Ad Networks, Inc. (formerly GMO Affiliate, Inc.) GMO Blog, Inc. GMO NetCard, Inc. (formerly Orient Credit, Inc.), GMO Internet Securities, Inc. GMO Media Holdings, Inc. MakeShop, Inc. Epsilon, Inc. Mighty Server, Inc. GMO Venture Partners, Inc. GMO Venture Partners Investment Limited Partnership, Blog Business Fund Investment Limited Partnership, BOM, Inc. Certification Services Ltd. (now GlobalSign Ltd), GlobalSign NV, Miki Shoji, Inc. Jaxon, Inc. Limited Liability Chukan Hojin ASA Holdings 4, ASA5 Merger Corporation, Just, Inc. LikeCard, Inc. Sanyo Credit, Inc. East Japan Credit, Inc. SunLife, Inc. Sanai Credit, Inc. Million, Inc. Alto, Inc. Japan, Inc. JC, Inc. Save, Inc. Due to their increased significance to the consolidation 7 companies (including 2 partnerships) were made part of the consolidation. GMO Internet, Securities, Inc. MakeShop, Inc. Epsilon, Inc. Mighty Server, Inc. GMO VenturePartners, Inc. GMO VenturePartners Investment Limited Partnership Blog Business Fund Investment Limited Partnership The following 2 companies were established in the current consolidated accounting term and included in the consolidation. GMO Media Holdings, Inc. BOM, Inc. The following 17 companies were included in the consolidation following the acquisition of stock in the current consolidated accounting term. Certification Services Ltd. (now GlobalSign, Ltd), GlobalSign NV, Miki Shoji, Inc. Jaxon, Inc. Limited Liability Chukan Hojin ASA Holdings 4, ASA5 Merger Corporation, Just, Inc. Like Card, Inc. Sanyo Credit, Inc. East Japan Credit, Inc. Sun Life, Inc. Sanai Credit, Inc. Million, Inc. Alto, Inc. Japan, Inc. JC, Inc. Save, Inc. The following 5 companies were excluded from the consolidation following mergers. GMO Communications, Inc. Telecom Online, Inc. Solis, Inc. GMO Intertainment, Inc. GMO Research, Inc. The following 1 company was excluded from the consolidation following liquidation. Payment One, Inc.	No. of consolidated subsidiaries: 33 (including 2 partnerships) Major consolidated subsidiaries: Magclick, Inc. GMO Hosting & Security, Inc, GMO Payment Gateway, Inc. GMO Solution Partner, Inc. and 5 other new companies were established and included in the consolidation. N Corporation is included in the consolidation from the current accounting term due to its increased significance to the group. The following former consolidated subsidiaries were excluded from the consolidation following a transfer of all shares held in GMO LOAN-CREDIT HOLDINGS, Inc. (now NC LOAN-CREDIT HOLDINGS, Inc.), and GMO Internet Securities, Inc. (now CLICK Securities, Inc.) resulting in a decrease in percentage ownership: GMO LOAN-CREDIT HOLDINGS, Inc. GMO NetCard, Inc. (now NetCard, Inc.) and 18 other loans and credit companies, GMO Internet Securities, Inc. These companies are represented only in the profit and loss statement and cash flow statement in the first half of the year. (2) Major Non-Consolidated Subsidiaries Patent Incubation Capital, Inc. Reasons for Exclusion from Consolidation All 16 non-consolidated subsidiaries are small-scale operations. None of the total amount of their total assets, sales, net profit (equal to the equity share) and earned surplus (equal to the equity share) has a significant impact on consolidated financial statements.

Item	Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)	Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
	The following non-consolidated subsidiaries are small-scale operations. The total value of their total assets, sales, net profit (equal to the equity share) and earned surplus (equal to the equity share) does not have a significant impact on consolidated financial statements. Patent Incubation Capital, Inc. NetCard, Inc. Scratch Magazine Co.,Ltd. Internet Number Corp. of China Ltd. Goovia Japan, Inc. Hosting & Security Japan, Inc. (formerly SW soft Japan, Inc.), AIJIE NETWORK SOFTWARE (BEIJING) CO. , LTD, mitumori.com, Inc. Gofukusei Network, Name Market, Inc. Biz System, Inc. Media Expert, Inc. N Corporation, Inc. TS Corporation, Inc.	
2. Items concerning application of equity method	There are no companies to which the equity method is applied. The 14 non-consolidated subsidiaries and the 2 affiliated companies, HUMEIA REGISTRY Co. Ltd. and Hit, Inc, are small-scale operations. None of the companies' total value of net profit (equal to the equity share) and earned surplus (equal to the equity share) etc. has a significant impact on consolidated financial statements. For this reason they are no longer accounted for by the equity method. Patent Incubation Capital, Inc. NetCard, Inc. Scratch Magazine Co.,Ltd. Internet Number Corp. of China Ltd. Goovia Japan, Inc. Hosting & Security Japan, Inc. (formerly SW soft Japan, Inc.), AIJIE NETWORK SOFTWARE (BEIJING) CO. , LTD, mitumori.com, Inc. Gofukusei Network, Name Market, Inc. Biz System, Inc. Media Expert, Inc. N Corporation, Inc. TS Corporation, Inc.	There are no companies to which the equity method is applied. The net profit and loss (equal to the equity share), and earned surplus (equal to the equity share), etc. of each of the 16 non-consolidated subsidiaries and 2 affiliated companies, HUMEIA REGISTRY Co. Ltd, Hit, Inc. has minimal impact on financial statements and no significance to the group as a whole. For this reason they are no longer accounted for by the equity method.
3. Items concerning the fiscal years, etc. of subsidiaries	GMO Payment Gateway, Inc. closes the fiscal year on September 30, Epsilon, Inc. GMO NetCard, Inc. (formerly Orient Credit, Inc.) and GMO Internet Securities, Inc. close on March 31, GMO Venture Partners Investment Limited Partnership, Blog Business Fund Investment Limited Partnership, Just, Inc. Like Card, Inc. Sanyo Credit, Inc. East Japan Credit, Inc. Sun Life, Inc. Sanai Credit, Inc. Million, Inc. Alto, Inc. Japan, Inc. JC, Inc. and Save, Inc. close the fiscal year on May 31, and Miki Shoji, Inc. and Jaxon Inc. on July 31. Consolidated financial statements are prepared based on the provisional financial statements of GMO Payment Gateway, Inc. Epsilon, Inc. GMO NetCard, Inc. (formerly Orient Credit, Inc.) Just, Inc. Like Card Inc. Sanyo Credit, Inc. East Japan Credit, Inc. Sun Life, Inc. Sanai Credit, Inc. Million, Inc. Alto, Inc. Japan, Inc. JC, Inc. Save, Inc. Miki Shoji, Inc. Jaxon, Inc. and GMO Internet Securities at the close of the term and provisional statement prepared on the same date by GMO VenturePartners Investment Limited Partnership and Blog Business Fund Investment Limited Partnership. The consolidated statements will be adjusted as necessary to reflect any significant transactions that occur after these dates.	The closing date of the fiscal year differs from the consolidated fiscal year in the following consolidated subsidiaries. Companies that close the fiscal year on September 30: GMO Payment Gateway, Inc. Companies that close the fiscal year on March 31: Epsilon, Inc. Companies that close the fiscal year on May 31: GMO Venture Partners Investment Limited Partnership and 1 other company In regard to GMO Venture Partners Investment Limited Partnership and 1 other company consolidated financial statements are based on provisional financial statements provided by the subsidiaries on November 30. Consolidated financial statements are based on provisional financial statements provided by other subsidiaries on the closing date of the consolidated fiscal year. The consolidated statements will be adjusted as necessary to reflect any significant transactions that occur after these dates.

Item	Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)	Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
4. Items concerning accounting standards	(1) Method and Standards for the Evaluation of Assets (i) Securities Other securities Securities with a market value: Stated at actual market value on the closing day of the quarter. Unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of stockholders' equity. The cost of securities sold is determined by the moving average method. Securities with no market value: Stated at cost determined by the moving average method. (ii) Derivative transactions Valuation on derivative transactions is at current market value. (iii) Inventory Assets Products: Stated at cost determined by the moving average method. Products in progress: Stated at cost determined by the identified cost method. Inventory: Stated at cost determined by the gross average method. (2) Depreciation of Major Depreciable Assets (i) Tangible fixed assets Fixed rate method The useful life of fixed assets is generally defined as below. Buildings: 8-50 years Tools and Equipment: 2-20 years (ii) Intangible fixed assets Fixed rate method Computer software used by the company is amortized using the straight line method over an estimated useful life of five years.	(1) Method and Standards for the Evaluation of Assets (i) Securities Bonds held to maturity Amortized cost (straight-line) method Securities with a market value: (as per left column) Securities with no market value: (as per left column) (ii) Derivative transactions (as per left column) (iii) Inventory assets Products: (as per left column) Products in progress: (as per left column) Inventory: (as per left column) (2) Depreciation of Major Depreciable Assets (i) Tangible fixed assets (A) Assets acquired prior to March 31, 2007 Former fixed rate method (B) Assets acquired after April 1, 2007 Fixed rate method. The useful life of fixed assets is generally defined as below. Buildings: 8-50 years Tools and Equipment: 2-20 years Changes to Accounting Policy In line with revisions to corporation tax laws (legislation to partially revise income tax laws etc. [March 30, 2007] Article 6 and the ordinance for the partial revision of the corporation tax enforcement order [March 30, 2007] Article 83), all acquisitions made after April 1, 2007 are treated in accordance with revised laws. This change has had minor impact on profit and loss. (ii) Intangible fixed assets (as per left column) (iii) Investments and other assets The straight line method is employed for buildings held as investments in real estate.

Item	Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)	Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
	(3) Treatment of Significant Deferred Assets Stock issuance costs Stated as the full amount of the expense at the time of spending Bond issue costs Stated as the full amount of the expense at the time of spending	(3) Significant Deferred Assets Stock issue costs (as per left column) Bond issue costs (as per left column)
	The calculation of significant reserves (i) Allowance for doubtful debt The allowance for doubtful debt is a provision against loss resulting from bad debt occurring on loans sold. The allowance for general loans is calculated using a loan loss ratio. In cases where it is deemed that there is a high risk of default or in other specified circumstances, the loan is individually evaluated and the amount considered unlikely to be redeemed is reserved.	(4) The calculation of significant reserves (i) Allowance for doubtful debt (as per left column)
	(ii) Allowance for bonuses The company follows the Japanese practice of paying bonuses to employees, generally twice a year. The current portion of the expected bonus payment is reserved to provide for employee bonuses.	(ii) Allowance for bonuses (as per left column)
	(iii) Allowance for director bonuses An amount is reserved for the payment of bonuses to directors based on salary forecasts.	(iii) Allowance for director bonuses (as per left column)
	The current portion of the projected amount to be paid during the term and pension asset is reserved to provide for employee severance. Actuarial assumptions are adjusted beginning in the fiscal year after that which they occur over a fixed period (4 years) less than the employees average remaining years of service.	(iv) Allowance for severance pay The current portion of the projected amount to be paid during the term is reserved to provide for employee severance.
	(v) Allowance for Director severance pay The required funds are reserved based on director severance pay regulations to provide for director severance bonuses in consolidated subsidiaries.	(v) Allowance for Director severance pay —
	(iv) Interest repayment reserve In order to provide for losses arising from the repayment of interest charged in excess of the interest rate cap proscribed by the Interest Limitation Law, we reserve the amount of loss expected to occur in the current consolidated fiscal year. Additional Information On October 13, 2006 JICPA (Japan Institute of Certified Public Accounts Report No. 37) released the report *Auditing and Handling of Reserves for Excess Interest Repayment Losses in the Consumer Finance Industry.* The company reserved the amount of expected loss up to the end of the current consolidated fiscal year in accordance with this report. As a result operating profit and ordinary profit decreased ¥700,502,000, and net loss before adjustments for tax etc. increased ¥8,918,000,000.	(iv) Interest repayment reserve —
	(vii) Securities transactions liability reserve This reserve is provided in accordance with Article 51 of the Securities and Exchange Laws and Article 35 of the Cabinet Ordinance relating to securities companies in order to provide for losses arising from securities transactions in some consolidated subsidiaries.	(vii) Securities transactions liability reserve —

Item	Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)	Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
	(5) Handling of Significant Lease Transactions Financing and lease transactions, other than those recognized as transferring property rights of a rental property to a lessee, are accounted for in the same manner as operating leases. (6) Hedge Accounting Method (i) Hedge accounting method When conditions for appropriation treatment are met appropriation treatment is used for foreign exchange contracts and currency swaps. Special accounting methods are used for interest rate swap transactions. (ii) Hedging instruments and hedged items Hedging instruments: Foreign exchange contracts, currency contracts, interest rate swaps Hedged items: Foreign currency debt and forecasted foreign currency transactions, interest on loans etc. (iii) Hedge policy We trade currency and conduct currency swaps to minimize risk arising from exchange rate fluctuations. We conduct interest rate swap transactions to minimize risk arising from fluctuations in interest rates on loans etc. Individual contracts are drawn for each hedge item. (iv) Method of evaluating effectiveness of hedge accounting transactions The effectiveness of each relevant derivative transaction is evaluated by assessing, the amount of debt/credit, hedge transaction conditions, and other factors on each transaction. Interest rate swap transaction effectiveness evaluation has been omitted form this financial statement as we confirm whether a transaction meets the requirements for special processing at the time of entering the contract in line with our risk management policy. (7) Other Significant Items Relating to the Preparation of the Consolidated Financial Statement Accounting treatment of consumption tax etc. Consumption tax is separately accounted for by excluding it from each transaction amount. However the tax included method is employed in some cases. Consumption tax not covered by the subtraction that occurs on fixed assets are stated as long term advanced payments and are amortized over 5 years. Other items stated as expenses in the fiscal year they occurred.	(5) Handling of Significant Lease Transactions (as per left column) (6) Hedge Accounting Method (i) Hedge accounting method When conditions for appropriation treatment are met appropriation treatment is used for foreign exchange contracts and currency swaps. (ii) Hedging instruments and hedged items (as per left column) (iii) Hedge policy (as per left column) iv) Method of evaluating effectiveness of hedge accounting transactions (as per left column) (7) Other Significant Items Relating to the Preparation of the Consolidated Financial Statement Accounting treatment of consumption tax etc. Consumption tax is separately accounted for by excluding it from each transaction amount. However the tax included method is employed in some cases.
5. Evaluation of assets and liabilities in consolidated subsidiaries	Assets and liabilities in consolidated subsidiaries are evaluated based on their full market value	(as per left column)
6. Amortization of goodwill and negative goodwill	In regard to amortization of the consolidated adjustments account, goodwill in GMO NetCard and other loans and credit companies (excluding Miki Shoji, Inc. and Jaxon, Inc.) is amortized over 20 years. In all other cases 5 year equal amortization. 1 time amortization on small amounts at the time they occur.	Goodwill and negative goodwill in GlobalSign NV is amortized over 7 years. In all other cases 5 year equal amortization. 1 time amortization on small amounts at the time they occur.
7. Scope of consolidated cash flow statement	Funds (cash and equivalents) stated in the consolidated cash flow statements are cash on hand, deposits that can be drawn on as needed and short term investments that can be readily converted, bear minimal price fluctuation risk, and whose date of maturity falls within 3 months of the date of acquisition.	(as per left column)

(7) Changes to Significant Items upon which this Consolidated Financial Statement is Based

Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)	Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
Accounting Standards for Asset Impairment From the current consolidated fiscal year, accounting standards for the impairment of fixed assets have been brought into line with the Statement on Establishment of Fixed Asset Impairment Accounting Standards, issued by the Accounting Standards Board of Japan (ASBJ) on August 9, 2002 and the "Application Guidelines of Fixed Asset Impairment Accounting Standards" issued by the Financial Standards Implementation (Guidance No. 6) on October 31, 2003. As a result of this change, net loss before adjustments for tax increased ¥4,751,331,000. Accounting Standards for Presenting Net Assets on the Balance Sheet From the current consolidated fiscal year, accounting standards for the presentation of net assets have been brought into line with Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ]) Statement No. 5 issued on December 9, 2005 and Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ) Guidance No. 8 issued on December 9, 2005. In the current consolidated fiscal year the amount corresponding to former shareholders' equity was ¥11,295,968,000. In the current consolidated fiscal year net assets are represented on the balance sheet in accordance with revisions made to regulations concerning consolidated financial statements. Accounting Standards for Director Bonuses From the current consolidated fiscal year accounting standards have been brought into line with Accounting Standards for Director Bonuses (ASBJ) Guidance No. 4 issued on November 29, 2005. As a result sales expenses and selling, general & administrative expenses have increased ¥37,700,000, operating profit and ordinary profit have decreased by the same amount, and net loss before adjustments for taxes etc. increased also by the same amount. Accounting Standards for Stocks and Options From the current consolidated fiscal year, accounting standards have been brought into line with Accounting Standards for Stock Options (ASBJ), Guidance No. 8 issued on December 27, 2005, and Application Guidelines of Accounting Standards for Stock Options (ASBJ), Guidance No. 11 issued on December 27, 2005. This has had no impact on profit and loss.	—

Changes in Method of Presentation

Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)	Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
Consolidated Balance Sheet From the current consolidated accounting term, "goodwill" and "consolidated adjustment account" are being combined under "goodwill" in accordance with revisions to consolidated balance sheet regulations.	Consolidated Balance Sheet In current assets, "operational investment in securities" and "investment in securities" were reported as "other" up to the previous consolidated fiscal year. However due to their increased significance the two items will now be reported individually. In current assets, in the previous consolidated fiscal term operational investment in securities accounted for ¥534,304,000 and investment in securities accounted for ¥1,394,996,000 in the line item "other". In current liabilities, "deposit" was reported as "other" up to the previous consolidated fiscal year. However due to increased significance the item is now being reported individually. In the previous consolidated fiscal term deposits accounted for ¥3,026,864,000 in the line item "other".
Consolidated Profit and Loss Statement In line with *Tentative Solution on Accounting for Deferred Assets, PITF no. 19* (ASBJ) issued on August 11, 2006, the wording of the line item "stock issue expenses" has been changed in Japanese. There is no change in the English translation. Consolidated Cash Flow Statement From the current consolidated accounting term "amortization of goodwill" and "amortization of consolidated adjustment account" previously included in the line item, shrinkage are now being reported separately in accordance with revisions to consolidated balance sheet regulations.	

(8) Notes to Consolidated Financial Statements

Consolidated Balance Sheet

Previous Consolidated Fiscal Year (12.31.2006)	Current Consolidated Fiscal Year (12.31.2007)
*1 Tangible Fixed Assets Accumulated Depreciation ¥1,075,826,000	*1 Tangible Fixed Assets Accumulated Depreciation ¥884,650,000 Investments in Real Estate Accumulated Depreciation ¥241,000
*2 Contribution from Non-Consolidated Subsidiaries and Affiliated Companies Investments in securities (stock) ¥157,309,000	*2 Contribution from Non-Consolidated Subsidiaries and Affiliated Companies Investments in securities ¥180,572,000
*3 Secured Assets Assets presented as secured Operating loans ¥40,584,814,000 Investments in securities ¥88,417,000 (note) Other secured assets omitted in accordance with consolidation procedures: Stock in consolidated subsidiaries (¥18,885,163,000) (1) Debt Profile Short term loans ¥47,316,093,000 Current portion of long term debt ¥7,907,948,000 Long term debt ¥7,902,222,000 (2) Derivative Transaction Collateral Assets Fixed Deposit ¥40,000,000	*3 —
*4 —	*4 Debt Guarantee We have guaranteed the following company's lease agreement Click Securities, Inc. ¥176,781,000
*5. Securitization of Loans Following the securitization of loan assets, off balance sheet operating loans totaled ¥53,379,000,000 at the end of the current consolidated fiscal year.	*5 —
*6 Bad Debt Operating loans, loans to companies in danger of bankruptcy and bad debt details follow. (see table below)	*6 —

	Unsecured Loans (¥ millions)
Bankrupt Loans	2,406
Non Accrual Loans	7,157
Loans More than 3 Months Outstanding	1,144
Restructured loans	3,635
Total	14,343

The following is an outline of each loan category:

Bankrupt Loans

Bankrupt loans are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No. 97 of the Corporate Tax Law (issued in 1965). In regard to bankrupt loans receivable, loans are evaluated and the amount unlikely to be recovered is reserved in the allowance for doubtful debt.

Previous Consolidated Fiscal Year (12.31.2006)	Current Consolidated Fiscal Year (12.31.2006)
Non-Accrual Loans Non-accrual loans are loans on which the interest or principal is past due but in which the debtor is not officially bankrupt. However this excludes regularly paid loans on which arrangements have been made to extend the loan or reduce interest with the objective of assisting the debtor and thereby extending an advantage to the debtor. Loans More than 3 months Outstanding Loans more than 3 months outstanding are operating loans on which the principal or interest is over 3 months past the due date (3 months after the day after the loan contract expires). This excludes bankrupt loans and non-accrual loans. Restructured Loans Restructured loans are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, extension of principal repayments) in order to support the borrowers recovery from financial difficulties. This excludes bankrupt loans, non-accrual loans and loans more than three months outstanding. *7 Financial Covenants There are financial covenants attached to the following 8 short-term loan, long-term loan and bond contracts. (1) On December 31, 2006 the balance of long term debt arising from a monetary loan for consumption executed on March 10, 2006 was ¥6,000,000,000 (of which ¥1,332,000,000 is scheduled to be repaid within a year). The following covenants were attached to the loan. (i) At the end of each fiscal year, the company's consolidated balance sheet must show shareholders' equity above 75% of shareholders' equity at the end of the previous fiscal year, or at the end of December 2005, whichever is the greater. (ii) At the end of each fiscal year, the company's non-consolidated balance sheet must show shareholders' equity above 75% of shareholders' equity at the end of the previous fiscal year, or at the end of December 2005, whichever is the greater. (iii) At the end of the fiscal year the company's consolidated profit and loss statement must not show an operating loss over 2 consecutive fiscal years. (iv) At the end of the fiscal year the company's non-consolidated profit and loss statement must not show an operating loss over 2 consecutive fiscal years. (2) On December 31, 2006 the balance of long term debt arising from a monetary loan for consumption executed on September 11, 2006 was ¥3,300,000,000 (of which ¥732,000,000 is scheduled to be repaid within a year). The following covenants were attached to the loan. (i) At the end of each fiscal year, the company's consolidated balance sheet must show net assets above 75% of net assets at the end of the previous fiscal year, or at the end of December 2005, whichever is the greater. (However, prior to May 1, 2006 equity warrants, accrued hedge profit/loss, and minority equity were included in shareholders' equity.) (ii) At the end of each fiscal year, the company's non-consolidated balance sheet must show net assets above 75% of net assets at the end of the previous fiscal year, or at the end of December 2005, whichever is the greater. (However, prior to May 1, 2006 equity warrants, accrued hedge profit/loss, and minority equity were included in shareholders' equity.) (iii) At the end of the fiscal year the company's consolidated profit and loss statement must not show an operating loss over 2 consecutive fiscal years. (iv) At the end of the fiscal year the company's non-consolidated profit and loss statement must not show an operating loss over 2 consecutive fiscal years.	 *7 —

<table>
<tr><th>Previous Consolidated Fiscal Year
(12.31.2006)</th><th>Current Consolidated Fiscal Year
(12.31.2007)</th></tr>
<tr><td>(3) On December 31, 2006 the balance of long term debt arising from a monetary loan for consumption executed on March 2, 2006 was ¥2,333,334,000 (of which ¥933,332,000 is scheduled to be repaid within a year). The following covenants were attached to the loan.
(i) At the end of each fiscal year, the company's balance sheets (consolidated and non-consolidated) must show shareholders' equity above 75% of shareholders' equity at the end of the previous fiscal year, or at the end of December 2005, whichever is the greater.
(ii) At the end of the fiscal year the company's profit and loss statements (consolidated and non-consolidated) must not show an operating loss over 2 consecutive fiscal terms.
(4) On December 31, 2006 the balance of long term debt arising from a monetary loan for consumption executed on December 13, 2006 was ¥17,700,000,000. The following covenants were attached to the loan.
(i) In business segments other than the finance segment (infrastructure and media segments), at the end of March 2007 and at the end of June 2007, Net Debt divided by EBITDA (LTM basis) must be less than 5.75 x FY 2006.
(ii) The total amount of loans extended to finance segment subsidiaries, additional investment after the date of this loan contract, and debt guarantees for finance segment subsidiaries must not exceed ¥13 billion.
(5) On December 31, 2006 the balance of long term debt arising from a monetary loan for consumption executed on May 31, 2004 was ¥1,601,350,000 (of which ¥840,350,000 is scheduled to be repaid within a year). An earnings covenant stating that ordinary profit must be a positive figure at the end of each financial year is attached to this loan.
(6) On September 12, 2005, the GMO NetCard Board of Directors resolved to issue a second series of bonds (balance at end of December 2006: ¥2,000,000,000. To be redeemed within a year: ¥2,000,000,000.) The following covenants were attached to these bonds.
(i) The issuing company must not record an ordinary loss in quarterly financial statements.
(ii) The issuing company must not record quarterly shareholders' equity under ¥1,100,000,000.
(7) On September 12, 2005, the GMO NetCard Board of Directors resolved to issue a third series of bonds (balance at end of December 2006: ¥2,000,000,000) The following covenants were attached to these bonds.
(i) The issuing company must not record an ordinary loss in quarterly financial statements.
(ii) The issuing company must not record quarterly shareholders' equity under ¥1,100,000,000.
(8) On December 31, 2006 the balance of short term debt arising from an ASA5 Merger Corporation monetary loan for consumption executed on August 31, 2006 was ¥26,066,000,000.
i) In the most recent balance sheet of guarantor, GMO NetCard, shareholders' equity ratio must not fall below 8%.
ii) There must not be an operating loss in the profit and loss statement of guarantor, GMO Net Card or the company.
iii) In the company's consolidated balance sheet, shareholders' equity (including minority equity) must not fall below ¥18 billion.
iv) In the company's consolidated balance sheet, cash must not fall below ¥12 billion.</td><td></td></tr>
<tr><td>—</td><td>8 Overdraft
The company and some consolidated subsidiaries hold overdraft facilities for efficient access to operating capital.
At the end of the current consolidated fiscal year the balance of unexecuted overdraft loans was as follows.

Total Overdraft Contracts ¥8,300,000,000
Overdraft Loans Executed ¥2,500,000,000
Balance ¥5,800,000,000</td></tr>
</table>

Notes to Consolidated Profit and Loss Statement

Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)

*1 Major Items in Business Expenses

Salaries	¥1,665,207,000
Transfer to allowance for bonuses	¥17,060,000
Rent	¥482,544,000
Communication expenses	¥327,646,000
Commissions paid	¥1,268,413,000
Land rent	¥639,063,000
Outsourcing expenses	¥1,801,586,000
Media expenses	¥3,912,088,000
Depreciation expenses	¥302,763,000

*2 Major Items in Selling, General and Administrative Expenses

Advertising expenses	¥2,948,294,000
Salaries	¥5,168,641,000
Transfer to allowance for bonuses	¥106,995,000
Transfer to allowance for Director severance pay	¥78,000,000
Transfer to allowance for Director bonuses	¥37,700,000
Severance pay expenses	¥26,162,000
Transfer to allowance for doubtful debt	¥5,455,480,000
Commissions paid	¥1,144,238,000
Amortization of goodwill	¥1,754,477,000
Depreciation expenses	¥1,102,583,000
Transfer to interest repayment reserve	¥1,940,644,000

*3 General administrative expenses include ¥135,187,000 in research and development

*4 The gain from prior term adjustment is a result of an expense adjustment in the previous fiscal year.

*5 Gain on sale of fixed assets (¥183,000) arises mainly from the sale of buildings and structures (¥102,000), and the sale of tools and equipment (¥80,000).

*6 Gain on change in equity investees is an accounting adjustment of book value following a capital transaction in an investee resulting in a change in investees. Breakdown as follows:

GMO Internet Securities, Inc.	¥300,329,000
GMO NetCard, Inc.	¥217,899,000

*7 Loss on sale of fixed assets (¥58,000) is reported under the item "other" (¥58,000).

*8 Loss on retirement of fixed assets (¥62,767,000) includes software (¥10,812,000), buildings and structures (¥8,661,000), tools and equipment (¥9,532,000), rights to use public facilities (¥30,396,000), and other (¥3,365,000).

*9 Shrinkage

The following assets and goodwill have been depreciated

Use	Type	Location
Unused	Rights to use public facility	Shibuya ku, Tokyo
	Patent application rights	Shibuya ku, Tokyo
	Telephone subscription rights	Shibuya ku, Tokyo
	Land	Komoro City, Nagano Prefecture
Loans and Credit Business	Goodwill	–

Assets are predominantly grouped according to business classification. The book value of unused assets is reduced to the recoverable amount and the fair value of loans and credit business assets is reduced to the recoverable amount. The amount of reduction is recorded as shrinkage (¥4,751,000,000 extraordinary loss). Shrinkage breakdown: Goodwill (¥4,671,000,000), Rights to use a public facility (¥25,000,000), Patent application rights (¥16,000,000), Telephone subscription rights (¥27,000,000), Land (¥9,000,000) Recoverable amount is measured according to net realizable value.

Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007)

*1 Major Items in Business Expenses

Salaries	¥1,956,503,000
Transfer to allowance for bonuses	¥20,486,000
Rent	¥607,876,000
Communication expenses	¥324,013,000
Commissions paid	¥1,653,629,000
Land rent	¥710,142,000
Outsourcing expenses	¥2,436,945,000
Media expenses	¥3,755,733,000
Depreciation expenses	¥389,963,000

*2 Major Items in Selling, General and Administrative Expenses

Advertising expenses	¥1,857,178,000
Salaries	¥4,999,505,000
Transfer to allowance for bonuses	¥135,303,000
Transfer to allowance for Director severance pay	¥12,600,000
Transfer to allowance for Director bonuses	¥18,325,000
Severance pay expenses	¥40,739,000
Transfer to allowance for doubtful debt	¥10,532,550,000
Commissions paid	¥1,045,948,000
Amortization of goodwill	¥1,559,785,000
Depreciation expenses	¥811,440,000
Transfer to interest repayment reserve	¥7,284,974,000

*3 General administrative expenses include ¥136,377,000 in research and development

*4 –

*5 –

*6 Gain on change in equity investees is an accounting adjustment of book value following a capital transaction in an investee resulting in a change in investees. Breakdown as follows:

GMO Payment Gateway, Inc.	¥1,137,000

*7 –

*8 Loss on retirement of fixed assets (¥132,058,000) includes software (¥109,910,000), buildings and structures (¥8,830,000), tools and equipment (¥12,303,000), and other (¥1,013,000).

*. Shrinkage

The following assets and goodwill have been depreciated

Use	Type	Location
Unused	Software	Shibuya ku, Tokyo
Internet Infrastructure Segment	Tools and equipment	Shibuya ku, Tokyo
	Goodwill	–
	Software	Shibuya ku, Tokyo
Internet Media Segment	Goodwill	–
Loans and Credit Business	Goodwill	–

Assets are predominantly grouped according to business classification. The book value of fixed assets is reduced to the recoverable amount and the fair value of loans and credit business assets is reduced to the recoverable amount. The reduction amount is recorded as shrinkage (¥5,954,454,000 extraordinary loss). Shrinkage breakdown: Goodwill (¥5,898,856,000), Software (¥54,900,000), Tools and equipment (¥697,000)

Recoverable amount for tools and equipment and software in the Internet infrastructure segment is based on utility value, free cash flow minus 12.35%. Internet media segment software is based on net realizable amount.

Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)	Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
*10 Loss on change in equity investees is an accounting adjustment of book value following a capital transaction in an investee resulting in a change in investees. Breakdown as follows: GMO NetCard, Inc. ¥130,907,000 Miki Shoji, Inc. ¥100,153,000 Japan, Inc. ¥5,237,000	*10 Loss on change in equity investees is an accounting adjustment of book value following a capital transaction in an investee resulting in a change ininvestees. Breakdown as follows: GMO Hosting & Security, Inc. ¥5,505,000 GMO Media, Inc. ¥8,824,000
*11 Penalty for breaking a lease Mainly temporary expenses related to the breaking of a lease contract.	*11 Penalty for breaking a lease Temporary expenses related to the breaking of a lease contract.
*12 Business liquidation loss is mostly due to the scaling back of the online games business in a consolidated subsidiary.	*12 —

Notes regarding the Statement of Consolidated Shareholders' Equity
Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)

1. Outstanding Shares

Type of Stock	End of the Previous Consolidated Fiscal Year	Increase	Decrease	End of the Current Consolidated Fiscal Year
Common Stock	62,031,378	10,097,000	–	72,128,378

Main reasons for changes
The increase in shares is due mostly to the exercise of 97,000 stock options and the issue of 10,000,000 new shares in a third party allocation.

2. Treasury Stock

Type of Stock	End of the Previous Consolidated Fiscal Year	Increase	Decrease	End of the Current Consolidated Fiscal Year
Common Stock	90,746	38	90,000	784

Main reasons for changes
Main reason for increase: demand for fractional shares
Main reason for decrease: mainly due to the exercise of stock options

3. Shares Warrants

Company Name	Current Consolidated Fiscal Year (¥thousands)
GMO NetCard, Inc.	33,647

4. Dividends
(1) Dividend payments

Decision	Type of Stock	Total Dividend Payout	Dividend per Share	Date of Record	Effective Date
Annual General Shareholders Meeting 03.29.2006	Common Stock	¥185,821,000	¥3	12.31.2005	03.30.2006
Board of Directors Meeting 08.14.2006	Common Stock	¥186,013,000	¥3	06.30.2006	09.28.2006

(2) Items concerning dividends with a date of record in the current consolidated year that will be paid out in the following financial year.
None

Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007)

1. Outstanding Shares

Type of Stock	End of the Previous Consolidated Fiscal Year	Increase	Decrease	End of the Current Consolidated Fiscal Year
Common Stock	72,128,378	28,356,063	-	100,484,441

Main Reasons for Changes
The number of common shares has increased following the allocation of new shares to a third party.

2. Treasury Stock

Type of Stock	End of the Previous Consolidated Fiscal Year	Increase	Decrease	End of the Current Consolidated Fiscal Year
Common Stock	784	264	-	1,048

Main reasons for changes
Number of common shares has increased due to demand for fractional shares.

3. Shares Warrants
None

4. Dividends
(1) Dividend Payments
None
(2) Items concerning dividends with a date of record in the current consolidated year that will be paid out in the following financial year.
None

Segment Data

1. Data by Segment

Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)

Item	Internet Use Support (Infrastructure) (¥thousands)	Internet Advertising Support (Media) (¥thousands)	Internet Finance (¥thousands)	Total (¥thousands)	Intercompany Transaction Adjustment or all Companies (¥thousands)	Consolidated (¥thousands)
I Sales and Operating Gain or Loss						
Sales						
(1) Sales to unaffiliated customers	16,638,724	12,101,269	22,102,434	50,842,428	—	50,842,428
(2) Internal transactions	221,487	192,401	—	413,888	(413,888)	—
Total	16,860,212	12,293,670	22,102,434	51,256,317	(413,888)	50,842,428
Operating expenses	14,168,889	11,756,239	21,225,347	47,150,477	(579,662)	46,570,814
Operating Profit	2,691,322	537,430	877,086	4,105,839	165,774	4,271,614
II Assets, depreciation expenses and capital expenditure						
Assets	27,786,275	9,527,464	110,355,372	147,669,112	(1,389,969)	146,279,143
Depreciation expenses	438,518	264,666	745,929	1,449,113	(3,722)	1,445,391
Capital expenditure	855,432	782,500	746,342	2,384,274	(19,386)	2,364,888

(note) 1. Operations are segmented for internal management purposes

2. Main products in each business segment

(1) Internet Use Support (Infrastructure)

Internet access provider, domain registration, web hosting, web development, security, payment processing, corporate communications

(2) Internet Advertising Support (Media)

Internet media construction, Internet advertising sales, JWord, online games

(3) Internet Finance

Loans and credit, Internet securities, venture capital

Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007)

Item	Internet Use Support (Infrastructure) (¥thousands)	Internet Advertising Support (Media) (¥thousands)	Internet Finance (¥thousands)	Total (¥thousands)	Intercompany Transaction Adjustment or all Companies (¥thousands)	Consolidated (¥thousands)
I Sales and Operating Gain or Loss						
Sales						
(1) Sales to unaffiliated customers	18,690,817	13,460,747	14,164,222	46,315,788	–	46,315,788
(2) Internal transactions	178,814	133,831	1,880	314,525	(314,525)	–
Total	18,869,631	13,594,579	14,166,102	46,630,313	(314,525)	46,315,788
Operating expenses	16,556,832	12,499,532	26,546,235	55,602,601	(363,958)	55,238,642
Operating profit/loss (-)	2,312,798	1,095,046	-12,380,132	-8,972,287	49,433	-8,922,854
II Assets, depreciation expenses and capital expenditure						
Assets	24,448,696	9,025,685	2,205,900	35,680,282	4,939,944	40,620,227
Depreciation expenses	497,146	323,227	397,527	1,217,900	(16,496)	1,201,404
Capital expenditure	839,878	335,495	267,909	1,443,284	12,025	1,455,309

(note) 1 Operations are segmented for internal management purposes

2. Main products in each business segment

Internet Use Support (Infrastructure)

Internet access provider, domain registration, web hosting, web development & e-commerce solutions, security, payment processing, other

(2) Internet Advertising Support (Media)

Internet media & search media, Internet advertising agencies, other

(3) Internet Finance

Loans and credit, Internet securities, venture capital

2. Segment data by location

In both the current fiscal year (01.01.2007 – 12.31.2007) and the previous fiscal year (01.01.2006 – 12.31.2006) headquarters accounted for over 90% of sales details have therefore been omitted.

3. Global sales

In both the current fiscal year (01.01.2007 – 12.31.2007) and the previous fiscal year (01.01.2006 – 12.31.2006), overseas transactions accounted for less than 10% of sales, therefore this segment data has been omitted.

Transactions with Affiliated Parties
Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)

1. The parent company or major corporate shareholders

None

2. Directors or major individual shareholders

Category	Name	Address	Nature of Business or Occupation	Proportion of Voting Rights	Transaction Details	Value of Transaction (¥thousands)	Account	End of Term Balance (¥thousands)
Director or entity with close relationship to the company	Masatoshi Kumagai	–	The company's CEO and Representative Director	Direct 16.6	Sale of shares	867,300	Gain on sale of investments in securities	420,055
Company's whose directors hold a majority stake	Vivid International, Inc.	Minato ku, Tokyo	Property and real estate rental business	none	Third party payment of rent	1,179	Third party payment Deposit received	38 424
Company's whose directors hold a majority stake	e-estate, Inc.	Shibuya ku, Tokyo	Real estate rental business	none	Third party payment of rent	1,175	Third party payment Deposit received	0 435

(note) 1 Policy for determining transaction conditions and transactions

In the sale of securities, the transaction value is based on an independent valuation. In regard to third party rental payments, the transaction value is determined based on lease agreements

2. Consumption tax is not included in transaction amounts

3. Subsidiaries etcl.

None

4. Sister Companies etc.

None

Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007)

1. The parent company or major corporate shareholders
   None

2. Directors or major individual shareholders

Category	Name	Address	Nature of Business or Occupation	Proportion of Voting Rights	Transaction Details	Value of Transaction	Account	End of Term Balance (¥thousands)
Director or entity with close relationship to the company	Masatoshi Kumagai	–	The company's CEO and Representative Director	Direct 22.6	Sale of stock in affiliated companies – proceeds of sale, gain on sale	4,799,529 2,880,320	–	–
					Capital increase through real estate investment in kind	4,539,000	–	–
					Uncollected guarantee on real estate investment in kind	88,765	Accrued revenue	88,765
					Investments in securities and purchase of stock in affiliated companies.	1,468,411	–	–
Company's whose directors hold a majority stake	Vivid International, Inc.	Minato ku, Tokyo	Property and real estate rental business	none	Third party payment of rent	1,238	Third party payment Deposit received	2 19,641
Company's whose directors hold a majority stake	e-estate, Inc.	Shibuya ku, Tokyo	Real estate rental business	none	Third party payment of rent	1,256	Third party payment Deposit received	0 451
Company's whose directors hold a majority stake	Click Securities, Inc.	Shibuya ku, Tokyo	Securities business	Indirect 4.1	Lease contract guarantee or deposit received	176,781 2,260		–
					Third party payment of rent	27,247	Deposit received	19,440
Company's whose directors hold a majority stake	Kumagai Masatoshi Office Ltd.	Minato ku, Tokyo		Direct 24.5	Interest received on loans	2,000,000 13,143		–

(note) 1 Policy for determining transaction conditions and transactions
In the sale of securities, the transaction value is based on an independent valuation.
In regard to investments in kind, the value of the investment is determined based on the valuation of a real estate appraiser and a certification specialist.
In regard to third party payment of rent, transaction value is based on the value of real estate contracts held by the company in accordance with the value of land owned by Vivid International, Inc.
In regard to loans, the market interest rate is calculated and a reasonable interest rate is determined.
2 Consumption tax is not included in transaction values.

3. Subsidiaries etc.
None

3. Sister Companies etc.
None

Tax Effect Accounting

Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)

1. Significant causes of deferred tax asset/ liability

Deferred tax asset	
Amount exceeding limit of allocation to allowance for doubtful debt	¥3,532,295,000
Loss carried forward	¥1,784,210,000
Excess depreciation	¥117,269,000
Loss on appraisal of investments in securities	¥251,949,000
Loss on appraisal of stock in affiliated companies	¥18,201,000
Bad debt loss	¥287,281,000
Accrued enterprise tax	¥155,041,000
Interest repayment reserve	¥2,909,692,000
Reversal of stock subscription rights	¥102,538,000
Other	¥335,885,000
Deferred tax asset sub total	¥9,494,365,000
Valuation reserve	-¥7,085,029,000
Deferred tax asset total	¥2,409,336,000
Deferred tax liability	
Other gaps in appraisal of securities	-¥26,543,000
Special depreciation reserve	-¥2,641,000
Exchange contracts	-¥25,374,000
Deferred tax liability sub total	-¥54,559,000
Deferred tax asset (net amount)	¥2,354,776,000

2. Main items causing discrepancy between statutory tax rate and effective tax rate

Statutory tax rate	40.69%
(Reconciliation)	
Entertainment and other non deductible expenses	-0.66%
Gain from change of equity investees	2.49%
Loss from change of equity investees	-1.44%
Amortization of consolidated adjustments account	-29.14%
Valuation reserve	-45.01%
Loss on appraisal of stock in affiliated companies	6.59%
Minority equity tax burden	-1.47%
Other	-1.24%
Effective enterprise etc. tax burden	-29.19%

Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007)

2. Significant causes of deferred tax asset/ liability

Deferred tax asset	
Amount exceeding limit of allocation to allowance for doubtful debt	¥2,205,358,000
Loss carried forward	¥13,339,246,000
Excess depreciation	¥92,448,000
Loss on appraisal of investments in securities	¥420,435,000
Loss on appraisal of stock in affiliated companies	¥11,599,000
Accrued enterprise tax	¥68,381,000
Shrinkage	¥58,172,000
Other	¥161,876,000
Deferred tax asset sub total	¥16,357,519,000
Valuation reserve	-¥13,862,113,000
Deferred tax asset total	¥2,495,406,000
Deferred tax liability	
Other gaps in appraisal of securities	-¥60,637,000
Special depreciation reserve	-¥521,000
Exchange contracts	-¥3,023,000
Other	-¥906,000
Deferred tax liability sub total	-¥65,089,000
Deferred tax asset (net amount)	¥2,430,317,000

2. Main items causing discrepancy between statutory tax rate and effective tax rate

Statutory tax rate	40.69%
(Reconciliation)	
Entertainment and other non deductible expenses	-0.50%
Dividends received from consolidated subsidiaries	-0.91%
Amortization of goodwill	-14.05%
Amortization of goodwill (new)	-3.56%
Increase/decrease in valuation reserve	-27.21%
Other	-1.68%
Effective enterprise etc. tax burden	-7.23%

Per Share Data

Item	Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)	Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
Shareholders' Equity Per Share	¥156.79	¥48.41
Net Loss Per Share (-)	¥194.81	¥231.72
Net Profit per Share (diluted)	–	
	As a net loss was recorded, no net profit per share (diluted) is being reported despite the presence of residual security.	(no change)

(note) Calculation Basis

1. Per Share Net Profit/Loss and Net Profit per Share (Diluted)

Item	Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)	Current Consolidated Fiscal Year (01.01.2007 – 12.31.2007)
Net loss per share (-)		
Net loss (-) (¥thousands)	-12,099,776	-17,598,417
Amount not allocated to common stock holders (¥thousands)	–	–
Net profit allocated to common stock (-) (¥thousands)	-12,099,776	-17,598,417
Average number of common shares outstanding in the period	62,147,871	75,946,212
Average number of treasury shares in the period	-38,509	-824
Average number of shares outstanding in the period	62,109,362	75,945,388
Net profit per share (diluted)		
Net income adjustment	–	–
Increase in number of common shares	84,240	–
(including share warrants)	(84,240)	(–)
(including stock options with the right to acquire treasury stock)	(–)	(–)
Residual security that does not dilute profit per share and is not included in Profit per Share (Diluted)	2005 Equity Warrants Common Shares 10,000	2005 Equity Warrants Common Shares 10,000 4th Issue of Unsecured Convertible Bonds with Equity Warrants (Total face amount: ¥5,000,000,000) (Common shares: ¥6,226,000)

5. Non Consolidated Financial Statement

(1) Balance Sheet

Item	Notes	Previous Consolidated Fiscal Year (12.31.2006)			Current Consolidated Fiscal Year (12.31.2007)			Change	
		Amount (¥thousands)		Composition (%)	Amount (¥thousands)		Composition (%)	Amount (¥thousands)	
(Assets)									
I Current Assets									
1. Cash and deposits			7,569,951			6,163,491			-1,406,459
2. Accounts receivable			1,369,230			1,169,764			-199,465
3. Articles of trade			5,108			7,092			1,984
4. Inventory assets			9,106			8,220			-886
6. Advance payments			77,060			102,418			25,357
6. Prepaid expenses			205,130			183,828			-21,301
7. Short term loans			6,786,943			1,025,253			-5,761,689
8. Accrued corporation tax etc.			57,407			19,821			-37,585
9. Deferred tax asset			266,079			394,717			128,638
10. Other			120,049			170,469			50,420
Allowance for doubtful debts			-615,479			-612,343			3,135
Total Current Assets			15,850,586	28.9		8,632,734	40.9		-7,217,852
II Fixed Assets									
1 Tangible fixed assets									
(1) Buildings		107,951			109,846			1,894	
Accumulated depreciation		39,015	68,935		47,017	62,828		8,002	-6,107
(2) Structures		800			800			—	
Accumulated depreciation		321	478		420	379		98	-98
(3) Tools and equipment		190,481			175,288			-15,192	
Accumulated depreciation		130,526	59,954		137,152	38,136		6,626	-21,818
Total tangible fixed assets			129,369	0.3		101,344	0.5		-28,024
2 Intangible fixed assets									
(1) Goodwill			219,151			109,575			-109,575
(2) Trademark rights			5,671			3,790			-1,880
(3) Software			79,554			193,133			113,579
(4) Nominal software account			133,842			11,921			-121,920
(5) Telephone subscription rights			12,381			12,381			—
(6) Right of utilization			3,620			3,353			-267
Total intangible fixed assets			454,221	0.8		334,156	1.6		-120,065
3. Investments and other assets									
(1) Investments in securities			5,076,142			407,467			-4,668,674
(2) Affiliated company stock			32,069,558			3,884,172			-28,185,386
(3) Investments			50			50			—
(4) Long term loans receivable			4,000			5,600			1,600
(5) Affiliated company stock			150,477			92,427			-58,049
(6) Affiliated company share warrants			574,292			63,718			-510,574
(7) Long term pre paid expenses			—			559,432			559,432
(8) Receivables owed by companies in danger of bankruptcy or in poor financial condition			—			5,633,800			5,633,800
(9) Long term prepaid expenses			183			915			731
(10) Security deposit			486,000			518,421			32,420
(11) Real estate investments		—			4,551,025			4,551,025	
Accumulated depreciation		—	—		241	4,550,783		241	4,550,783
(12) Deferred tax asset			202,587			2,000,630			1,798,043
Allowance for doubtful debts			-4,000			-5,636,929			-5,632,929
Allowance for investment losses			-158,241			-21,585			136,655
Total investments and other assets			38,401,053	70.0		12,058,904	57.0		-26,342,148
Total Fixed Assets			38,984,643	71.1		12,494,405	59.1		-26,490,238
Total Assets			54,835,230	100.0		21,127,139	100.0		-33,708,090

		Previous Consolidated Fiscal Year (12.31.2006)		Current Consolidated Fiscal Year (12.31.2007)		Change
Item	Notes	Amount (¥thousands)	Composition (%)	Amount (¥thousands)	Composition (%)	Amount (¥thousands)
(Liabilities)						
I Current Liabilities						
1. Short term debt		21,500,000		12,000,000		-9,500,000
2. Current portion of long term debt		2,997,332		—		-2,997,332
3. Accrued amount payable		1,043,902		1,166,392		122,490
4. Accrued expenses		123,687		60,633		-63,054
5. Accrued corporate taxes etc.		69,747		42,509		-27,237
6. Advanced payments received		241,601		199,926		-41,674
7. Deposits received		3,041,880		40,340		-3,001,539
8. Allowance for bonuses		11,093		12,200		1,107
9. Other		35,816		45,545		9,729
Total Current Liabilities		29,065,059	53.0	13,567,548	64.2	-15,497,510
II Fixed Liabilities						
1. Bonds		1,000,000		1,000,000		—
2. Unsecured convertible bonds with share warrants		—		5,000,000		5,000,000
3. Long term debt		8,636,002		—		-8,636,002
4. Security deposit received		132,558		268,431		135,872
Total Fixed Liabilities		9,768,560	17.8	6,268,431	29.7	-3,500,129
Total Liabilities		38,833,620	70.8	19,835,980	93.9	-18,997,640

Item	Notes	Previous Consolidated Fiscal Year (12.31.2006) Amount (¥thousands)		Composition (%)	Current Consolidated Fiscal Year (12.31.2007) Amount (¥thousands)		Composition (%)	Change Amount (¥thousands)	
(Net Assets)									
I Shareholders' Equity									
1. Capital Stock			7, 148, 299	13. 0		12, 631, 977	59. 8		5, 483, 678
2. Capital Surplus									
(1) Capital reserve		9, 065, 600			14, 270, 458			5, 204, 857	
(2) Other capital surplus		122, 741			—			-122, 741	
Total Capital Surplus			9, 188, 342	16. 8		14, 270, 458	67. 5		5, 082, 116
3. Earned surplus									
(1) Earned reserve		13, 600			—			-13, 600	
(2) Other capital surplus									
Special Reserve		700, 000			—			-700, 000	
Earned surplus carried forward		-1, 086, 806			-25, 625, 600			-24, 538, 794	
Total Earned Surplus			-373, 206	-0. 7		-25, 625, 600	-121. 3		-25, 252, 394
4. Treasury stock			-208	-0. 0		-347	-0. 0		-139
Total Shareholders' Equity			15, 963, 226	29. 1		1, 276, 487	6. 0		-14, 686, 739
II Gaps in Appraisals, Conversions, etc.									
1. Other gaps in appraisal of securities			25, 032	0. 0		10, 265	0. 1		-14, 767
2. Hedging profit/loss carried forward			13, 351	0. 0		4, 406	0. 0		-8, 944
Total Gaps in Appraisals, Conversions, etc			38, 383	0. 1		14, 672	0. 1		-23, 711
Total Net Assets			16, 001, 610	29. 2		1, 291, 159	6. 1		-14, 710, 450
Liabilities, Net Assets Total			54, 835, 230	100. 0		21, 127, 139	100. 0		-33, 708, 090

2) Profit and Loss Statement

Item	Notes	Previous Fiscal Year (01.01.2006 – 12.31.2006) Amount (¥thousands)		(%)	Current Fiscal Year (01.01.2007 – 12.31.2007) Amount (¥thousands)		(%)	Change Amount (¥thousands)	
I Operating Revenue									
1. Operating Revenue			12,133,675	100.0		12,933,358	100.0		799,683
II Business Expenses									
1. Purchases		169,455			181,775			12,320	
2. Salaries and bonuses		1,257,806			1,437,844			180,037	
3. Allocation to allowance for bonuses		8,567			10,087			1,520	
4. Welfare expenses		135,175			176,009			40,833	
5. Outsourcing expenses		3,684,871			4,010,033			325,161	
6. Travel and transport bonuses		50,546			55,670			5,124	
7. Rent		573,176			640,204			67,027	
8. Rental expenses		256,273			253,502			-2,771	
9. Depreciation expenses		170,942			160,836			-10,106	
10. Communications expenses		273,986			252,103			-21,882	
11. Office supplies		11,351			13,161			1,810	
12. Commissions paid		863,156			1,075,828			212,672	
13. Other		245,153	7,700,463	63.5	300,438	8,567,496	66.2	55,285	867,032
III Sales General & Administrative Expenses									
1. Sales promotion expenses		67,417			43,982			-23,434	
2. Advertising expenses		628,337			564,082			-64,255	
3. Agent service fees		172,438			167,045			-5,392	
4. Allocation to allowance for doubtful debt		77,385			—			-77,385	
5. Director remuneration		269,317			319,017			49,699	
6. Salaries and bonuses		896,987			790,676			-106,310	
7. Allocation to allowance for bonuses		2,526			2,113			-412	
8. Welfare expenses		119,437			105,184			-14,253	
9. Travel and transport expenses		111,694			61,080			-50,613	
10. Rent		216,850			304,257			87,407	
11. Depreciation expenses		25,786			23,573			-2,213	
12. Communications expenses		57,537			55,316			-2,220	
13. Other		599,425	3,245,142	26.7	614,859	3,051,189	23.6	15,434	-193,952
Operating Profit			1,188,069	9.8		1,314,672	10.2		126,603

Item	Notes	Previous Fiscal Year (01.01.2006 – 12.31.2006) Amount (¥thousands)		(%)	Current Fiscal Year (01.01.2007 – 12.31.2007) Amount (¥thousands)		(%)	Change Amount (¥thousands)	
IV Non Operating Revenue									
1. Interest and dividends received		983,436			470,482			-512,953	
2. Shared expenses		106,987			77,721			-29,266	
3. Commissions received		11,166			21,891			10,725	
4. Other		115,719	1,217,308	10.0	52,633	622,729	4.8	-63,086	-594,579
V Non Operating Expenses									
1. Interest paid		240,027			476,938			236,911	
2. Stock issuance costs		33,607			83,136			49,529	
3. Interest on bonds		5,667			13,855			8,188	
4. Bond issuance costs		10,000			3,152			-6,847	
5. Commissions paid		226,150			188,966			-37,184	
6. Other		22,533	537,985	4.4	65,225	831,275	6.4	42,692	293,289
Ordinary Profit			1,867,392	15.4		1,106,126	8.6		-761,265
VI Extraordinary Profit									
1. Gain on sale of shares in affiliated companies		372,624			3,118,637			2,746,012	
2. Gain on sale of investments in securities		1,752,200			1,268,934			-483,266	
3. Gain on affiliated company liquidation		48,970			—			-48,970	
4. Return on sale of investments in securities		—	2,173,796	17.9	136,655	4,524,226	35.0	136,655	2,350,430
VII Extraordinary Loss									
1. Loss on sale of stock in affiliated company		49,786			—			-49,786	
2. Loss on retirement of fixed assets		32,609			6,696			-25,912	
3. Loss on evaluation of investments in securities		34,530			573,921			539,390	
4. Loss on sale of investments in securities		7			—			-7	
5. Loss on evaluation of affiliated company stock		6,205,052			26,869,231			20,664,178	
6. Allocation to allowance for doubtful debt		395,809			5,702,046			5,306,236	
7. Shrinkage		63,083			—			-63,083	
8. Penalty for breaking a lease		8,929			—			-8,929	
9. Other		—	6,789,808	56.0	7,371	33,159,266	256.4	7,371	26,369,458
Net Profit/Loss before Tax			-2,748,619	-22.7		-27,528,912	-212.8		-24,780,293
Corporate, Municipal and Enterprise Taxes		78,013			7,102			-70,911	
Adjustment for Corporate Tax etc.		1,065,359	1,143,372	9.4	-1,910,414	-1,903,312	-14.7	-2,975,773	-3,046,684
Net loss (-)			-3,891,992	-32.1		-25,625,600	-198.1		-21,733,608

(3) Statement of Changes in Consolidated Shareholders' Equity etc.
Previous Fiscal Year (01.01.2006 – 12.31.2006)
(¥thousands)

	Shareholders' Equity			
	Capital Stock	Capital Surplus		
		Capital Surplus	Other Capital Surplus	Total Capital Surplus
Balance on 12.31.2005	3,311,130	5,238,528	114,828	5,353,357
Change in the fiscal year				
Issue of new stock	3,837,169	3,827,072		3,827,072
Surplus dividends				
Net loss				
Disposal of treasury stock			7,912	7,912
Acquisition of treasury stock				
Disposal of combined shares				
Total change in the fiscal year	3,837,169	3,827,072	7,912	3,834,984
Balance on 12.31.2006	7,148,299	9,065,600	122,741	9,188,342

	Shareholders' Equity					
	Earned Surplus				Treasury Stock	Total Shareholders' Equity
	Earned Reserve	Other Earned Surplus		Total Earned Surplus		
		Special Reserve	Earned surplus carried forward			
Balance on 12.31.2005	13,600	700,000	3,193,035	3,906,635	-23,980	12,547,142
Change in the fiscal year						
Issue of new stock						7,664,241
Surplus dividends			-371,835	-371,835		-371,835
Net loss			-3,891,992	-3,891,992		-3,891,992
Disposal of treasury stock					23,857	31,770
Acquisition of treasury stock					-84	-84
Disposal of combined shares			-16,014	-16,014		-16,014
Total change in the fiscal year			-4,279,842	-4,279,842	23,772	3,416,084
Balance on 12.31.2006	13,600	700,000	-1,086,806	-373,206	-208	15,963,226

	Total Gaps in Appraisals, Conversions, etc			Total Net Assets
	Other Gaps in Appraisal of Securities	Hedging Profit/Loss Carried Forward	Total Gap in Appraisals, Conversions, etc.	
Balance on 12.31.2005	27,708	41,985	69,694	12,616,836
Change in the fiscal year				
Issue of new stock				7,664,241
Surplus dividends				-371,835
Net loss				-3,891,992
Disposal of treasury stock				31,770
Acquisition of treasury stock				-84
Disposal of combined shares				-16,014
(Net) change in items other than shareholders' equity in the consolidated fiscal year	-2,676	-28,634	-31,310	-31,310
Total change in the fiscal year	-2,676	-28,634	-31,310	3,384,773
Balance on 12.31.2006	25,032	13,351	38,383	16,001,610

Current Consolidated Fiscal Term (01.01.2007 – 12.31.2007) (¥thousands)

	Shareholders' Equity			
	Capital Stock	Capital Surplus		
		Capital Surplus	Other Capital Surplus	Total Capital Surplus
Balance on 12.31.2006	7,148,299	9,065,600	122,741	9,188,342
Change in the fiscal year				
Issue of new stock	5,483,678	5,455,322		5,455,322
Reduction of earned reserve				
Reduction of capital reserve		-250,464	250,464	
Reduction due to loss replenishment			-373,206	-373,206
Net loss				
Acquisition of treasury stock				
Total change in the fiscal year	5,483,678	5,204,857	-122,741	5,082,116
Balance on 12.31.2007	12,631,977	14,270,458	0	14,270,458

	Shareholders' Equity					
	Earned Surplus				Treasury Stock	Total Shareholders' Equity
	Earned Reserve	Other Earned Surplus		Total Earned Surplus		
		Special Reserve	Earned surplus carried forward			
Balance on 12.31.2006	13,600	700,000	-1,086,806	-373,206	-208	15,963,226
Change in the fiscal year						
Issue of new stock						10,939,000
Reduction of earned reserve	-13,600		13,600			
Reduction of capital reserve						
Reduction due to loss replenishment		-700,000	1,073,206	373,206		
Net loss			-25,625,600	-25,625,600		-25,625,600
Acquisition of treasury stock					-139	-139
Total change in the fiscal year	-13,600	-700,000	-24,538,794	-25,252,394	-139	-14,686,739
Balance on 12.31.2007	0	0	-25,625,600	-25,625,600	-347	1,276,487

	Total Gaps in Appraisals, Conversions, etc			Total Net Assets
	Other Gaps in Appraisal of Securities	Hedging Profit/Loss Carried Forward	Total Gap in Appraisals, Conversions, etc.	
Balance on 12.31.2006	25,032	13,351	38,383	16,001,610
Change in the fiscal year				
Issue of new stock				10,939,000
Reduction of earned reserve				
Reduction of capital reserve				
Reduction due to loss replenishment				
Net loss				-25,625,600
Acquisition of treasury stock				-139
(Net) change in items other than shareholders' equity in the consolidated fiscal year	-14,767	-8,944	-23,711	-23,711
Total change in the fiscal year	-14,767	-8,944	-23,711	-14,710,450
Balance on 12.31.2007	10,265	4,406	14,672	1,291,159

(4) Items regarding significant issues afflicting business conditions or the business as a going concern: None

February 14, 2008

For Immediate Release

Company Name: GMO Internet, Inc.
(TSE First Section, Code: 9449)
Address: 26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director
Telephone: +81 3 5456 2555
URL: http://www.gmo.jp/en

Change of GMO Internet Group Company Name
(Magclick Inc. [stock code: 4784] company name change)

Magclick Inc, consolidated subsidiary and part of the GMO Internet Group, Internet Advertising (Media) segment, resolved at a Board of Directors Meeting held today to propose a change of company name at the company's Annual General Stockholders' Meeting on March 19, 2008. GMO Internet Group is the corporate group built around GMO Internet Inc.

1. New Name: GMO AD Partners Inc.

2. Reasons for Change: The company was established under the trading name Magclick Inc. in 1999. Since then it has actively promoted the Internet related advertising business. It has developed a number of products in the market and diversified the advertising products it handles.
The company is also a part of the GMO Internet Group advertising and support segment. The change to the company name listed above is intended to make more apparent the content of the company's business operations by it's name.

3. Date Effective: July 1, 2008

4. Company Outline

Current Name	Magclick, Inc. (stock code: 4784)
Head Office	26-1 Sakuragaokacho, Shibuya ku, Tokyo JAPAN
CEO	Shintaro Takahashi

February 25, 2008

For Immediate Release

Company Name: GMO Internet Inc. (the "Company")
(TSE First Section, Code: 9449)
Address: 26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative: Masatosi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director
Telephone: +81 3 5456 2555 (Switchboard)
URL: http://www.gmo.jp

Notification regarding Reduction of Capital and Capital Reserve and Appropriation of Surplus

At the GMO Internet, Inc. Board of Directors meeting convened today, it was resolved to propose, to the 2008 Annual General Stockholders Meeting on March 27, 2008, the reduction of capital and capital reserve and the appropriation of surplus for the purpose of loss replenishment (details below).

1. Objective of Reducing Capital and Capital Reserve

As reported in the GMO Internet financial statements released on February 14, 2008, the company incurred losses as a result of its withdrawal from the Internet finance business. Consequently, a retained loss of ¥25,625,600,000 was recorded a non-consolidated basis.

Although the company's capital and capital reserve totals ¥26,902,435,000, shareholders' equity is at only ¥1,276,487,000 due to factors including the abovementioned loss carried forward.

For this reason the company proposes to reduce capital and capital reserve in accordance with Company Law Articles 447-448 with the objectives of loss replenishment and the early resumption of dividends.

This move would completely eliminate the above ¥25,625,600,000 retained loss.

Capital and capital reserve is to be reduced by an amount equal to the amount of non-consolidated loss and therefore there will be no change at all to non consolidated shareholders' equity (¥1,276,487,000) or consolidated shareholders' equity (¥4,805,720,000) following the reduction.

2. Outline of the Reduction to Capital

(1) Amount of Capital Reduction

Capital (¥12,631,977,434) to be reduced by ¥11,355,142,649 resulting in a capital of ¥1,276,834,785

(2) Method of Capital Reduction

The entire amount of the reduction in capital (¥11,355,142,649) to be transferred to other capital surplus without any adjustment to the total number of outstanding shares.

3. Outline of the Reduction to Capital Reserve

The entire amount of capital reserve (¥14,270,458,186) to be transferred to other capital surplus.

4. Outline of the Appropriation of Surplus

Following the abovementioned transfers to other capital surplus, in accordance with Company Law Article 452, the entire amount of other capital surplus (¥25,625,600,835) is to be transferred to earned surplus carried forward for loss replenishment.

5. Schedule for Reductions in Capital and Capital Reserve (tentative)

(1) Board of Directors Meeting	February, 25, 2008
(2) Opening of acceptance of statements of objection	February 26, 2008
(3) Closing of acceptance of statements of objection	March 26, 2008
(4) Annual General Stockholders Meeting	March 27, 2008
(5) Effective Date	March 27, 2008

6. Outlook

The reduction of capital and capital reserve will have no direct impact on business results.

(Note) The above action is conditional on approval by the 2008 Annual General Stockholders meeting to be convened March 27, 2008.

GMO INTERNET

May 8, 2008

For Immediate Release

Company Name: GMO Internet Inc.
(TSE First Section, Code: 9449)
Address: 26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director
Telephone: +81 3 5456 2555
URL: http://www.gmo.jp/en

Revision to Interim and Full Year Results for the Year Ending December 2008

The following revisions have been made to the interim (01.01.2008–06.30.2008) and full-year (01.01.2008–12.31.2008) results forecasts published in the Fiscal Year 2007 Financial Statement released February 14, 2008.

1. Revision to Interim Results Forecast (01.01.2008-06.30.2008)

(1) Consolidated

(Unit: yen millions)

	Sales	Operating Profit	Ordinary Profit	Net Profit
Previous Forecast (a) (February 14, 2008)	17,000	1,900	1,600	400
New Forecast (b)	17,000	1,900	1,600	700
Amount of Change (b-a)	—	—	—	300
Percentage Change	—	—	—	75.0%
(Reference) Actual Results in the Previous Term (Interim Results for the Fiscal Year Ended 12/2007)	30,029	-10,495	-10,810	-15,699

(2) Non Consolidated

(Unit: yen millions)

	Sales	Operating Profit	Ordinary Profit	Net Profit
Previous Forecast (a) (February 14, 2008)	6,700	600	500	500
New Forecast (b)	6,700	600	750	800
Amount of Change (b-a)	—	—	250	300
Percentage Change	—	—	50.0%	60.0%
(Reference) Actual Results in the Previous Term (Interim Results for the Fiscal Year Ended 12/2007)	6,589	788	738	-22,770

2. Revision to Full Year Results Forecast (01.01.2008 – 12.31.2008)

(1) Consolidated

There have been no revisions to the results forecast published in the Fiscal Year 2007 Financial Statement released on February 14, 2008.

(2) Non Consolidated

(Unit: yen millions)

	Sales	Operating Profit	Ordinary Profit	Net Profit
Previous Forecast (a) (February 14, 2008)	13,500	1,600	1,500	1,500
New Forecast (b)	13,500	1,600	1,750	1,800
Amount of Change (b-a)	—	—	250	300
Percentage Change	—	—	16.6%	20.0%
(Reference) Actual Results in the Previous Term (Fiscal Year Ended 12/2007)	12,933	1,314	1,106	-25,625

3. Reasons for Revised Forecast

While the strong performance in Internet Infrastructure and Internet Media is in line with expectations, we have revised forecast results due to factors including non operating gains and extraordinary items.

(1) Consolidated Results Forecast

The interim net profit forecast has been revised following a gain on transfer of business resulting from the sale of a subsidiary, gains on the sale of investments in securities, and the forecast gain on reversal of allowance for doubtful debt after the expected partial recovery of bankrupt loans fully written off in the previous term. At this time no revision is being made to full-year net profit forecasts. Any future developments deemed to necessitate further revisions will be promptly announced.

(2) Non Consolidated Results Forecast

Revisions to interim and full-year operating profit are largely a result of greater than initially expected dividends to be received from consolidated subsidiaries. Further, as stated above, the expected partial recovery of bankrupt loans has led to interim and full-year net profit revisions.

These forecasts are based on information available at the time of release and include factors that are largely indeterminable. Actual results may vary from the projected figures as a result of changes in business conditions.

END